      As filed with the Securities and Exchange Commission on June 10, 1997
                                                     Registration No. 333-23397

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------


                                 POST-EFFECTIVE
                               AMENDMENT NO. 1 TO


                                    FORM S-4
                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                               ------------------

                                 POPULAR, INC.

             (Exact name of registrant as specified in its charter)

            PUERTO RICO                                 6711                         66-0416582
  (State or other jurisdiction of           (Primary Standard Industrial          (I.R.S. Employer
   incorporation or organization)            Classification Code Number)        Identification No.)

                            209 MUNOZ RIVERA AVENUE
                          HATO REY, PUERTO RICO 00918
                                 (787) 765-9800

(Address, including zip code, and telephone number, including area code, or registrant's principal executive offices)


                        BRUNILDA SANTOS DE ALVAREZ, ESQ.
                                 POPULAR, INC.
                            209 MUNOZ RIVERA AVENUE
                          HATO REY, PUERTO RICO 00918
                                 (787) 753-1017


(Name and address, including zip code, and telephone number, including area code, of agent for service)

                               ------------------



                                   COPIES TO:

          DONALD J. TOUMEY                          JULIO PIETRANTONI
        SULLIVAN & CROMWELL                         MCCONNELL VALDES
          125 BROAD STREET                        270 MUNOZ RIVERA AVENUE
      NEW YORK, NEW YORK 10004                    HATO REY, PUERTO RICO 00918
           (212) 558-4000                               (787) 250-5664


                               ------------------


       Approximate date of commencement of proposed sale to the public:
   At the Effective Time as described in the attached Prospectus Supplement.


                               ------------------



         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /


                               ------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


===============================================================================

                                POPULAR, INC.

                            CROSS-REFERENCE SHEET
                  PURSUANT TO ITEM 501(B) OF REGULATION S-K


        PART I OF FORM S-4 ITEM NUMBER AND HEADING                 LOCATION IN PROSPECTUS SUPPLEMENT
        ------------------------------------------                 ---------------------------------
1.   Forepart of Registration Statement and Outside
       Front Cover Page of Prospectus...................    Facing Page of Registration Statement; Outside Front
                                                            Cover Page of Prospectus Supplement.

2.   Inside Front and Outside Back Cover
       Pages of Prospectus..............................    Available Information; Incorporation of Certain Documents
                                                            by Reference; Table of Contents

3.   Risk Factors, Ratio of Earnings to Fixed
       Charges, and Other Information...................    Summary

4.   Terms of the Transaction...........................    Summary; The Merger; Incorporation of Certain Documents
                                                            by Reference; Description of Popular's Capital Stock

5.   Pro Forma Financial Information ...................    *

6.   Material Contacts with the Company Being
       Acquired.........................................    The Merger

7.   Additional Information Required for Reoffering
       by Persons and Parties Deemed to be
       Underwriters.....................................    *

8.   Interests of Named Experts and Counsel.............    Experts

9.   Disclosure of Commission Position on
       Indemnification for Securities Act Liabilities...    *

10.  Information with Respect to S-3 Registrants........    Available Information; Incorporation of Certain Documents
                                                            by Reference

11.  Incorporation of Certain Information
       by Reference.....................................    Available Information; Incorporation of Certain Documents
                                                            by Reference; Description of Popular's Capital Stock

12.  Information with Respect to S-2 or S-3 Registrants.    *

13.  Incorporation of Certain Information
       by Reference.....................................    *

14.  Information with Respect to Registrants Other
       Than S-2 or S-3 Registrant.......................    *

15.  Information with Respect to S-3 Companies..........    *

16.  Information with Respect to S-2 or
       S-3 Companies....................................    *

17.  Information with Respect to Companies Other
       than S-2 or S-3 Companies........................    Summary; Certain Information Regarding RCB

18.  Information if Proxies, Consents or Authorization
       are to be Solicited..............................    *

19.  Information if Proxies, Consents or Authorization
       are not to be Solicited or in an Exchange Offer..    *


-------
*Indicates that Item is not applicable or answer is in the negative.

                           [Popular, Inc. Letterhead]

                                                                  June __, 1997

Dear RCB Shareholder:

     On May 8, 1997, the shareholders of Roig Commercial Bank ("RCB") approved an Agreement and Plan of Merger, dated as of December 30, 1996 and amended on March 20, 1997 (as so amended, the "Merger Agreement"), which provides for the merger of RCB with and into Banco Popular de Puerto Rico ("Banco Popular") (the "Merger").

     As described in the Prospectus/Proxy Statement referred to below, the Merger Agreement provides that in the Merger each RCB shareholder will receive either all cash or all shares of common stock of Popular, Inc. (formerly BanPonce Corporation) or a combination of both in exchange for all his or her shares of RCB common stock.

     Accordingly, Popular, Inc. is now asking you to indicate whether you wish to elect to receive either all cash or all Popular, Inc. common stock or a combination of both in exchange for your shares of RCB common stock. To assist you in making this election, enclosed are an Election Form and Letter of Transmittal (the "Election Form") and a Prospectus Supplement to the original Prospectus/Proxy Statement, dated April 7, 1997, which was sent to RCB shareholders of record as of April 8, 1997. The Prospectus Supplement is attached to this letter; for those of you who did not previously receive a copy of the original Prospectus/Proxy Statement, a copy is also enclosed.

     Each record holder's election to receive Popular, Inc. Common Stock shall be honored by the Exchange Agent up to 50% of the RCB Common Stock owned by such record holder (the "Protected Election Shares"). Except for these Protected Election Shares, each election will be subject to the results of the procedures set forth in the Merger Agreement for allocating the amounts available for cash and Popular, Inc. common stock payments among RCB shareholders. To the extent that shareholder elections exceed the total amounts available for cash or Popular, Inc. common stock payments, the Exchange Agent will be required to select certain shareholders whose shares will be converted into Popular, Inc. common stock or cash, respectively, notwithstanding their elections.

     You will need to complete and return the accompanying Election Form to the Exchange Agent, Banco Popular, in order to indicate whether you wish to receive either all cash, all Popular, Inc. common stock or part cash and part shares. You also may indicate on the Election Form that you do not have a preference as to cash or Popular, Inc. common stock.

     We urge you to consult your own financial advisor before making your election. Moreover, although certain Puerto Rico and U.S. federal income tax consequences of the Merger for RCB shareholders are described in the Prospectus Supplement, you should consult your own tax advisor because of the complexities of the Puerto Rico and U.S. Federal, state and local tax laws. We make no recommendation as to whether you should elect cash or stock or indicate no preference.

     It is important that you read the accompanying documents carefully, complete the enclosed Election Form, and ensure that it, together with all stock certificates representing your RCB common stock to which the Election Form relates, is actually received by the Exchange Agent at the Puerto Rico location specified in the Election Form by 5:00 p.m., Puerto Rico Time, on June 30, 1997 or at the New York location specified in the Election Form by 5:00 p.m., New York Time, on June 30, 1997. If such materials are not actually received by the Exchange Agent at one of the proper locations by the proper time, you will be deemed to have expressed no preference and will receive either cash or Popular, Inc. common stock, depending upon the choices made by other RCB shareholders.

                               Sincerely,

                               Richard L. Carrion
                               Chairman of the Board, President
                               and Chief Executive Officer

                                 POPULAR, INC.

                             PROSPECTUS SUPPLEMENT

                                       TO

                           PROSPECTUS/PROXY STATEMENT
                              DATED APRIL 7, 1997
                               ------------------


     This Prospectus Supplement ("Supplement") is being furnished to holders of common stock, par value $10.00 per share ("RCB Common Stock") of Roig Commercial Bank ("RCB"), as a supplement to the Prospectus/Proxy Statement, dated April 7, 1997 (the "Prospectus/Proxy Statement") of RCB and Popular, Inc. ("Popular, Inc."), formerly BanPonce Corporation. The Prospectus/Proxy Statement was previously sent to holders of record of RCB Common Stock as of April 8, 1997 in connection with the Annual Meeting of Shareholders of RCB held on May 8, 1997 (the "Annual Meeting"). A copy of the Prospectus/Proxy Statement is enclosed herewith for shareholders to whom a Prospectus/Proxy Statement has not previously been sent. At the Annual Meeting, RCB shareholders approved the Agreement and Plan of Merger, dated as of December 30, 1996 and amended on March 20, 1997 (as so amended, the "Merger Agreement"), by and among RCB, Popular, Inc. and Banco Popular de Puerto Rico ("Banco Popular"), which provides for the merger of RCB with and into Banco Popular (the "Merger").

     The Supplement updates certain information contained in the Prospectus/Proxy Statement and, together with the Prospectus/Proxy Statement, is for the use of RCB shareholders of record in determining whether they would elect to receive all cash or all shares of common stock, par value $6.00 per share (including the attached rights to purchase Series A Participating Cumulative Preferred Stock, "Popular, Inc. Common Stock") of Popular, Inc. or a combination of cash and Popular, Inc. Common Stock or would have no preference as between cash and Popular, Inc. Common Stock for their shares of RCB Common Stock. An RCB shareholder should consider current price information prior to making an election, but, because the market price of Popular, Inc. Common Stock fluctuates, the market price of Popular, Inc. Common Stock (and, therefore, the relative values of the cash and stock consideration) may vary from the price (and relative values ) on the date hereof. Under the terms of the Merger Agreement, no consideration will be paid to holders of RCB Common Stock until the completion of the election and allocation procedures described herein, which will not occur until June 30, 1997 at the earliest. Furthermore, as discussed under "THE MERGER -- Election Procedures; Allocation Procedures", each record holder's election to receive Popular, Inc. Common Stock shall be honored by the Exchange Agent up to 50% of the RCB Common Stock owned by such record holder (the "Protected Election Shares"). Except for this election, no guarantee can be given that any other election by any given RCB shareholder will be honored.

     Please read this Supplement and the Prospectus/Proxy Statement carefully. Failure of a holder of RCB Common Stock to properly complete and deliver the accompanying Election Form and Letter of Transmittal (the "Election Form"), together with the certificates representing shares of RCB Common Stock to which the Election Form relates, to the Puerto Rico location specified in the Election Form by 5:00 p.m., Puerto Rico Time, on June 30, 1997 or to the New York location specified in the Election Form by 5:00 p.m., New York Time, on June 30, 1997 (the "Election Deadline") and to comply with the procedures described in this Supplement will cause such holder to be deemed to have expressed no preference and to receive either all cash or all Popular, Inc. Common Stock or a combination thereof, depending upon the elections made by other RCB shareholders. If your stock certificate(s) is lost, stolen or destroyed, you are urged to refer to Instruction 12 set forth in the accompanying Election Form.

     This Supplement and the Prospectus/Proxy Statement constitute prospectuses of Popular, Inc. with respect to the shares of Popular, Inc. Common Stock issuable pursuant to the Merger. This Supplement shall not constitute an offer to sell or solicitation of an offer to purchase unless accompanied or preceded by the Prospectus/Proxy Statement.

     The Popular, Inc. Common Stock is listed on the Nasdaq National Market (the "NASDAQ"). The last reported sale price of Popular, Inc. Common Stock (NASDAQ Symbol: "BPOP") on the NASDAQ on June 6, 1997 was $37.125 per share. Based on such sale price of the Popular, Inc. Common Stock, the Exchange Ratio (as defined herein) would result in an implied market value per share for the RCB Common Stock of $200.00. THERE CAN BE NO ASSURANCE AS TO THE MARKET PRICE PER SHARE OF THE POPULAR, INC. COMMON STOCK AT ANY TIME PRIOR TO, AT OR AFTER THE EFFECTIVE TIME. Shareholders are urged to obtain current market quotations.


                              ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), THE OFFICE OF THE COMMISSIONER
 OF FINANCIAL INSTITUTIONS OF PUERTO RICO (THE "OFFICE OF THE COMMISSIONER") OR
   ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION, THE OFFICE OF THE
          COMMISSIONER OR ANY STATE SECURITIES COMMISSION PASSED UPON
               THE ACCURACY OR ADEQUACY OF THIS SUPPLEMENT OR THE
                          PROSPECTUS/PROXY STATEMENT.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


   THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER
       OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED
         BY THE FDIC, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION
                     FUND OR ANY OTHER GOVERNMENTAL AGENCY.


                The date of this Supplement is June ___, 1997.

                             AVAILABLE INFORMATION

     Popular, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Popular, Inc. with the Commission may be inspected and copied at the Commission's public reference room located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the public reference facilities in the Commission's regional offices located at: 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically, by means of the Commission's home page on the Internet at http://www.sec.gov.

     Popular, Inc. has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to be issued pursuant to the Merger Agreement. This Supplement does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Supplement or in any document incorporated by reference in this Supplement as to the contents of any contract or other document referred to herein or therein are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

     AS INDICATED BELOW, THIS SUPPLEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO POPULAR, INC. EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN, ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST TO AMILCAR JORDAN, SENIOR VICE PRESIDENT, POPULAR, INC., 209 MUNOZ RIVERA AVENUE, HATO REY, PUERTO RICO 00918, (787) 765-9800. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JUNE 20, 1997.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by Popular, Inc. with the Commission are incorporated into this Supplement by reference:

     1.  Annual Report on Form 10-K for the year ended December 31, 1996.

     2. Description of the Common Stock set forth in Popular, Inc.'s Registration Statements filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating that description.

     3.  The Prospectus/Proxy Statement.

     4.  Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

     5. Current Reports on Form 8-K, dated January 14, 1997, February 19, 1997, April 10, 1997, May 8, 1997 and May 9, 1997.

     6. Registration Statement on Form 8-A, dated August 18, 1988, filed pursuant to Section 12(g) of the Exchange Act, pursuant to which Popular, Inc. registered its Series A Participating Cumulative Preferred Stock Purchase Rights.

     7. Registration Statement on Form 8-A, dated June 17, 1994, as amended by Popular, Inc.'s Amendment on Form 8-A/A, dated June 21, 1994, filed pursuant to
Section 12(g) of the Exchange Act, pursuant to which Popular, Inc. registered its 8.35% Non-Cumulative Monthly Income Preferred Stock, 1994 Series A.

     All documents filed by Popular, Inc. pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Supplement shall be deemed to be incorporated herein by reference and to be part hereof from the date of such filing. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.


     RCB is not subject to periodic reporting requirements under the Exchange Act, and, accordingly, no information or documents relating to RCB are incorporated herein by reference. All information contained herein relating to RCB and its business was provided by RCB specifically for inclusion herein and has been included in reliance on RCB's representations as to the truth and accuracy thereof.

                               TABLE OF CONTENTS

                                                                                                                 Page
                                                                                                                 ----
AVAILABLE INFORMATION.............................................................................................i
INCORPORATION OF CERTAIN DOCUMENTS
     BY REFERENCE................................................................................................ii
SUMMARY...........................................................................................................1
     The Parties  ................................................................................................1
     The Merger   ................................................................................................2
     Certain Tax Consequences of the Merger.......................................................................7
     Appraisal Rights.............................................................................................8
     Resale of Popular, Inc. Common Shares........................................................................8
     Selected Historical Financial Information....................................................................9
     Comparison of Certain Unaudited
        Per Share Data...........................................................................................11
     Historical Market Price and
        Dividends Declared.......................................................................................13
INTRODUCTION.....................................................................................................15
THE MERGER.......................................................................................................16
     Effects of the Merger.......................................................................................16
     Effective Time; Effective Date..............................................................................16
     Merger Consideration........................................................................................16
     Election Procedures; Allocation Procedures..................................................................18
     Additional Exchange Procedures..............................................................................20
     Conditions to the Consummation
         of the Merger...........................................................................................21
     Rights of Dissenting RCB Shareholders.......................................................................22
     Resale of Popular, Inc. Common Shares.......................................................................22
     Certain Tax Consequences of the Merger......................................................................23
CERTAIN INFORMATION
   REGARDING RCB.................................................................................................25
DESCRIPTION OF POPULAR'S CAPITAL
   STOCK.........................................................................................................29
SUPERVISION AND REGULATION.......................................................................................29
EXPERTS..........................................................................................................29
APPENDIX: FIRST QUARTER 1997
   FINANCIAL INFORMATION FOR RCB


                               ------------------

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, POPULAR, INC. COMMON STOCK OFFERED BY THIS SUPPLEMENT, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS SUPPLEMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF POPULAR, INC. OR RCB SINCE THE DATE OF THIS SUPPLEMENT.

                                    SUMMARY

     The following is a summary of certain information relating to Popular, Inc. and RCB, the Merger and the related shareholder election and allocation procedures contained elsewhere in this Supplement, the Prospectus/Proxy Statement and the documents incorporated herein and therein by reference. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Supplement and the Prospectus/Proxy Statement, contained in the accompanying Appendix hereto and Appendices thereto and the documents incorporated by reference in this Supplement and the Prospectus/Proxy Statement and contained in the documents referred to herein and therein. Shareholders are urged to read this Supplement and the Prospectus/Proxy Statement, the documents incorporated herein and therein by reference and the accompanying Appendices hereto and thereto in their entirety. As used in this Supplement, the terms "Popular, Inc.", "Banco Popular" and "RCB" refer to such corporations, respectively, and, where the context requires, such entities and their respective subsidiaries.

THE PARTIES

POPULAR, INC.

     Popular, Inc., formerly BanPonce Corporation, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and incorporated in 1984 under the laws of the Commonwealth of Puerto Rico ("Puerto Rico"). Popular, Inc. is the largest financial institution in Puerto Rico, with consolidated assets of $17.4 billion, total deposits of $10.5 billion and shareholders' equity of $1.3 billion at March 31, 1997. Based on total assets at December 31, 1996, Popular, Inc. was the 42nd largest bank holding company in the United States. At Popular, Inc.'s annual meeting of shareholders held on April 25, 1997, Popular, Inc.'s shareholders approved a proposal made by the Board of Directors to change the name of BanPonce Corporation to Popular, Inc. Popular, Inc.'s principal executive offices are located at 209 Munoz Rivera Avenue, Hato Rey, Puerto Rico 00918 and its telephone number is (787) 765-9800.

     Popular, Inc.'s principal subsidiary, Banco Popular de Puerto Rico ("Banco Popular" or the "Bank"), was incorporated over 100 years ago in 1893 and is Puerto Rico's largest bank with total assets of $14.8 billion, deposits of $9.9 billion and shareholders' equity of $1.1 billion at March 31, 1997. The Bank accounted for 85% of the total consolidated assets of Popular, Inc. at March 31, 1997. A consumer-oriented bank, Banco Popular has the largest retail franchise in Puerto Rico, operating 179 branches and 330 automated teller machines. The Bank also has the largest trust operation in Puerto Rico and is the largest servicer of mortgage loans for investors. In addition, it operates the largest Hispanic bank branch network in the mainland United States with 29 branches in New York and an agency in Chicago. As of March 31, 1997, these branches had a total of approximately $1.5 billion in deposits. The Bank also operates seven branches in the U.S. Virgin Islands and one branch in the British Virgin Islands. Banco Popular has three subsidiaries, Popular Leasing & Rental Inc., Puerto Rico's largest vehicle leasing and daily rental company, Popular Finance Inc. (formerly Popular Consumer Services, Inc.), a small-loan and secondary mortgage company with 35 offices in Puerto Rico operating under the name of Best Finance and Popular Mortgage, Inc., a mortgage loan company with four offices in Puerto Rico operating under the name of Popular Mortgage (formerly Puerto Rico Home Mortgage).

     Popular, Inc. has two other principal subsidiaries: Popular Securities, Inc. (formerly BP Capital Markets) and Popular International Bank, Inc. ("PIB"), which in turn owns all of the outstanding stock of Popular North America, Inc. ("PNA"). Popular Securities, Inc. is a direct subsidiary of Popular, Inc. and engages in the business of a securities broker-dealer in Puerto Rico, with institutional brokerage, financial advisory, and investment and security brokerage operations.

RECENT DEVELOPMENTS

     On May 31, 1997, Popular, Inc. acquired National Bancorp, Inc. ("NBI"), the parent of American Midwest Bank, through an indirect wholly owned subsidiary of Popular, Inc. American Midwest Bank operates two branches in Melrose Park, Illinois and had assets of $171 million and deposits of $157 million as of March 31, 1997.

     On May 31, 1997, Popular, Inc. acquired CBC Bancorp, Ltd. ("CBC"), the parent company of Capital Bank & Trust and Capitol Bank of Westmont, through an indirect wholly owned subsidiary of Popular, Inc. CBC, with assets of $315 million and deposits of $280 million at June 30, 1996, operates three branches in Chicago and Westmont, Illinois through its banking subsidiaries.

     At the annual meeting of shareholders on April 25, 1997, Popular, Inc.'s shareholders approved amendments to the Restated Articles of Incorporation to change the name of the corporation to Popular, Inc. from BanPonce Corporation, and to increase the total number of authorized shares of capital stock to 190,000,000. The authorized capital stock of Popular, Inc. consists of 180,000,000 shares of Common Stock, par value of $6.00 per share, and 10,000,000 shares of Preferred Stock without par value.

     On April 30, 1997, Popular North America, Inc. acquired all of the shares of Seminole National Bank, a national bank headquartered in Florida with assets at March 31, 1997 of approximately $28 million. The bank now operates under the name Banco Popular, N.A. (Florida).

     On May 8, 1997, Popular, Inc. announced that its Board of Directors had authorized the repurchase of up to 3,000,000 shares of outstanding common stock to offset the issuance of shares in connection with the Merger and another recent proposed acquisition.

RCB

     RCB is a full-service commercial bank which provides a wide range of financial services principally in the eastern and San Juan metropolitan regions of Puerto Rico. RCB was founded in 1922 and does business under the Puerto Rico Banking Act of 1933, as amended (the "Banking Law"). As of March 31, 1997, RCB had total assets of $849 million, deposits of $602 million and shareholders' equity of $66 million. RCB's principal executive offices are located at 63 Carreras Street, Humacao, Puerto Rico 00979 and its telephone number is (787) 852-1010.


     RCB operates 25 branches located in Humacao, San Juan, Bayamon, Caguas, Carolina, Fajardo, Rio Piedras, Rio Grande, Yabucoa, Las Piedras, Loiza, Luquillo, Maunabo, Naguabo, Juncos and Culebra. Its deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") and it is subject to the supervision of the FDIC and of the Office of the Commissioner of Financial Institutions of Puerto Rico.


THE MERGER


EFFECTS OF THE MERGER

     At the Effective Time (as hereinafter defined), RCB shall merge with and into Banco Popular, and the separate existence of RCB shall cease. Banco Popular shall be the surviving bank in the Merger, and the separate corporate existence of Banco Popular, with all its rights, privileges and franchises, shall continue unaffected by the Merger. The Merger shall be pursuant to and have the effects specified in the Banking Law. The Charter and Bylaws of Banco Popular, as in effect immediately prior to the Effective Date, shall be the Charter and the Bylaws of the Surviving Bank until further amended as provided therein.

EFFECTIVE TIME; EFFECTIVE DATE

     On June 30, 1997, assuming the satisfaction or waiver of the conditions set forth in Article 8 of the Merger Agreement, the parties expect to cause the Merger Agreement to be properly filed in the office of the Secretary of State of Puerto Rico in accordance with the Banking Law. The date on which the filing actually occurs is herein sometimes referred to as the "Effective Date" and the time at which the Merger Agreement will be filed the "Effective Time". If the conditions have not been satisfied as of June 30, 1997 but are satisfied by July 31, 1997, the parties expect to cause the Merger Agreement to be properly filed on July 31, 1997. In that event, the parties will advise RCB shareholders and distribute a new election form to them. If this occurs, RCB shareholders will be permitted to make new elections, if they so choose, by July 31, 1997. See " -- Conditions to the Consummation of the Merger".

MERGER CONSIDERATION

     The Merger Agreement provides that (subject to the election and allocation procedures provided for therein), at the Effective Time, each share of RCB Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held as treasury stock of RCB and shares held directly or indirectly by Popular, Inc., except shares ("Excluded Shares") held by Popular, Inc. in a fiduciary capacity or in satisfaction of a debt previously contracted) (the "Outstanding Shares") will be converted into the right to receive, at the election of the holders thereof and subject to the election and allocation procedures set forth below, either

          (i) a number of shares of Popular, Inc. Common Stock equal to the sum of (a) one-half of the Exchange Ratio (as defined below) and (b) the ratio of $100 to the Popular, Inc. Average Stock Price (as defined below) (the "Per Share Stock Consideration"), or

          (ii) cash equal to the sum of (a) $100 and (b) the product of (I) one-half of the Exchange Ratio and (II) the Popular, Inc. Average Stock Price (the "Per Share Cash Consideration");


 provided, that if RCB declares an extraordinary dividend as described below (the "Extraordinary Dividend") and/or if RCB's shareholders' equity (adjusted as provided below) is less than $66,100,000 (less the amount of the Extraordinary Dividend, if any) as of the close of business on the date that is 15 calendar days preceding the Effective Date (the amount, if any, by which RCB's shareholders' equity is less than $66,100,000 (less the amount of the Extraordinary Dividend, if any), the "Equity Shortfall"), the Per Share Stock Consideration and the Per Share Cash Consideration shall be reduced as follows:

          (X) the Per Share Cash Consideration shall be reduced by an amount equal to (I) the sum of the Extraordinary Dividend (if any) and the Equity Shortfall (if any), divided by (II) the number of Outstanding Shares (the "Per Share Cash Reduction"); and


          (Y) the Per Share Stock Consideration shall be reduced by an amount equal to the Per Share Cash Reduction divided by the Popular, Inc. Average Stock Price; and

provided, further, that 50% of the Outstanding Shares shall be converted into the right to receive cash (the "Cash Number") and 50% of the Outstanding Shares shall be converted into the right to receive Popular, Inc. Common Stock (the "Stock Number").

     The "Exchange Ratio" means $200 divided by the "Popular, Inc. Average Stock Price," subject to the Collar described below. The "Popular, Inc. Average Stock Price" is the average of the last sale price for Popular, Inc. Common Stock quoted on the Nasdaq National Market as reported in the Wall Street Journal (or, in the absence thereof, as reported in such other source upon which Popular, Inc. and RCB shall agree) for each of the ten consecutive trading days on which Popular, Inc. Common Stock is traded on the Nasdaq National Market ending on, and including, the trading day which is two Business Days prior to the Election Deadline (as defined below).

     In order to provide some protection to holders of shares of RCB Common Stock against fluctuation in the price of Popular, Inc. Common Stock, the Merger Agreement provides that the Exchange Ratio will be $200 divided by the Popular, Inc. Average Stock Price so long as that price falls within a specified range. This range is between $37.40 and $30.60 per share of Popular, Inc. Common Stock, inclusive (the "Collar"). If the Popular, Inc. Average Stock Price is above the Collar, the Exchange Ratio shall be 5.348. If the Popular, Inc. Average Stock Price is below the Collar, the Exchange Ratio shall be 6.536.


     On or prior to the Effective Date, and subject to compliance with all laws, regulations and regulatory policies, RCB may declare and pay an extraordinary cash dividend not exceeding $20,000,000 (the "Extraordinary Dividend"); provided, however, that RCB shall not pay an Extraordinary Dividend unless RCB shall have received a ruling from the Puerto Rico Treasury Department to the effect that payment of such dividend in the amount proposed shall not disqualify the Merger as a "reorganization" within the meaning of
Section 1112(g)(1) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "Puerto Rico Code").


     If any Extraordinary Dividend is paid, the Stock Number and the Cash Number shall be adjusted upward and downward, respectively, by the same amount to the extent necessary so that the sum of (i) the Extraordinary Dividend and
(ii) the product of the Cash Number and the Per Share Cash Consideration is not greater than the product of (x) the Stock Number, (y) the Popular, Inc. Average Stock Price and (z) the Per Share Stock Consideration.

     In computing RCB's shareholders' equity for purposes of calculating the Per Share Cash Consideration and the Per Share Stock Consideration: (1) such equity shall be defined as the sum of RCB's common stock, surplus and undivided profits, but excluding any unrealized gain or loss on securities available for sale, (2) such equity shall reflect any adjustments required as a result of the Price Waterhouse audit referred to in Section 1.4 of the Merger Agreement, (3) computations shall be made in accordance with Generally Accepted Accounting Principles consistently applied and (4) any dividend declared between the month end preceding the Election Deadline and the Effective Date shall be deducted from such equity and any reduction in such equity resulting from any reduction after December 30, 1996 in the value of RCB's securities portfolio due to an increase in the general level of interest rates shall be excluded; provided, however, that, to the extent gains are taken on the sale of securities in RCB's securities portfolio after December 30, 1996, RCB's shareholders' equity shall be reduced to reflect unrealized losses in its securities portfolio that exceed the amount of such unrealized losses as of December 30, 1996.


ADDITIONAL AUDIT

     Pursuant to the Merger Agreement, Price Waterhouse will conduct an audit in accordance with generally accepted auditing standards of the statement of condition of RCB as of the month end immediately preceding the Election Deadline that is at least 30 days prior to the Election Deadline. Any adjustment to shareholders' equity as a result of this audit could affect the Per Share Stock Consideration and Per Share Cash Consideration if shareholders' equity is less than $66,100,000 (less the amount of any Extraordinary Dividend). See "--Conversion of RCB Common Stock".

ELECTION AND ALLOCATION OF RCB COMMON STOCK


     Each shareholder of RCB is now being asked to indicate on the enclosed Election Form the kind of consideration sought to be received in exchange for her shares of RCB Common Stock. As described below, such election may not necessarily be honored. See "THE MERGER -- Election and Allocation Procedures". It is essential that you complete your Election Form promptly and that the Exchange Agent actually receive it, together with the certificates representing your shares of RCB Common Stock to which your Election Form relates, at one of the proper locations specified in the Election Form by the Election Deadline, which is expected to be 5:00 p.m., Puerto Rico Time, on

June 30, 1997, if delivered to the Exchange Agent in Puerto Rico and 5:00 p.m., New York Time, on June 30, 1997, if delivered to the Exchange Agent in New York.

     Each RCB shareholder of record immediately prior to the Effective Time is entitled to make an election and submit an Election Form covering all shares of RCB Common Stock actually held of record by such holder. Nominee record holders, which include any nominee, any trustee or any other person that holds shares of RCB Common Stock in any capacity whatsoever on behalf of another person or entity, are entitled to make an election for such nominee record holder as well as an election on behalf of each beneficial owner of shares of RCB Common Stock held through such nominee record holder, but such elections must be made on a single Election Form. Such Election Form must set forth the election of each beneficial owner separately. Beneficial owners who are not record holders are not entitled to submit Election Forms.

     A record holder of RCB Common Stock who does not, by the Election Deadline, properly complete, sign and deliver the enclosed Election Form along with such holder's certificates will be deemed to have indicated no preference for cash or Popular, Inc. Common Stock and will be allocated cash or Popular, Inc. Common Stock depending upon the elections made by other RCB shareholders. Any election may be revoked, but only by written notice actually received by the Exchange Agent at one of the proper locations specified in the Election Form by the Election Deadline. NEITHER POPULAR, INC. NOR THE EXCHANGE AGENT WILL BE UNDER ANY OBLIGATION TO NOTIFY ANY PERSON OF ANY DEFECT IN ANY ELECTION FORM OR NOTICE OF REVOCATION SUBMITTED TO THE EXCHANGE AGENT. See "THE MERGER -- Election and Allocation Procedures" in this Supplement.

     Subject to the allocation procedures described below, each record holder of RCB Common Stock immediately prior to the Effective Time will be entitled
(i) to elect to receive Popular, Inc. Common Stock for all or some of the shares of RCB Common Stock ("Stock Election Shares") held by such record holder, (ii) to elect to receive cash for all or some of the shares of RCB Common Stock ("Cash Election Shares") held by such record holder or (iii) to indicate that such holder makes no such election for all or some of the shares of RCB Common Stock held by such record holder ("No-Election Shares"). Each record holder's election to receive Popular, Inc. Common Stock shall be honored by the Exchange Agent, which shall be Banco Popular, up to 50% of the RCB Common Stock owned by such record holder (the "Protected Election Shares"). Protected Election Shares shall not be subject to the allocation procedures set forth below, shall be deducted from the Stock Number and shall not be deemed Stock Election Shares.


     Any shares of RCB Common Stock with respect to which the record holder thereof shall not, as of the Election Deadline, have properly submitted to the Exchange Agent a properly completed Election Form shall be deemed to be No-Election Shares. A record holder acting in different capacities shall be entitled to submit an Election Form for each capacity in which such record holder so acts with respect to each person for which it so acts.


     Not later than the 10th day after the Election Deadline, Popular, Inc. shall cause the Exchange Agent to effect the allocation among the holders of RCB Common Stock of rights to receive the Per Share Stock Consideration or the Per Share Cash Consideration in the Merger as follows:


     If the number of Stock Election Shares is less than the Stock Number, then
     (i) all Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and (ii) the Exchange Agent shall select (by random selection or by lot) from among the No-Election Shares a sufficient number of No-Election Shares such that the sum of such number and the number of Stock Election Shares shall equal as closely as practicable the Stock Number, and all such selected shares ("Stock-Selected No-Election Shares") shall be converted into the right to receive the Per Share Stock Consideration, provided that if the sum of all No-Election Shares and Stock Election Shares is less than the Stock Number, all No-Election Shares shall be converted into the right to receive the Per Share Stock Consideration and thereby become Stock-Selected No-Election Shares.

     If the sum of Stock Election Shares and No-Election Shares is less than the Stock Number, the Exchange Agent shall convert (by the method of pro rata conversion described below), a sufficient number of Cash Election Shares into Stock Election Shares ("Converted Cash Election Shares") such that the sum of Stock Election Shares, No- Election Shares and Converted Cash Election Shares equals as closely as practicable the Stock Number, and all Converted Cash Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and any No-Election Shares and the Cash Election Shares that are not Stock-Selected No-Election Shares or Converted Cash Election Shares (as the case may be) shall be converted into the right to receive the Per Share Cash Consideration.

     If the number of Stock Election Shares is greater than the Stock Number, then all Cash Election Shares and No-Election Shares shall be converted into the right to receive the Per Share Cash Consideration, and the Exchange Agent shall convert (by the method of pro rata conversion described below) a sufficient number of Stock Election Shares into Cash Election Shares ("Converted Stock Election Shares") such that the remainder of Stock Election Shares (before such conversion) less Converted Stock Election Shares equals as closely as practicable the Stock Number, and all Converted Stock Election Shares shall be converted into the right to receive the Per Share Cash Consideration, and the Stock Election Shares which are not Converted Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

     If the number of Stock Election Shares equals the Stock Number, then all Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration and all Cash Election Shares and No-Election Shares shall be converted into the right to receive the Per Share Cash Consideration.

     In the event the Exchange Agent is required to convert Cash Election Shares into Stock Election Shares, the election by each holder of Cash Election Shares shall be converted on a pro rata basis into Cash Election Shares and Stock Election Shares, with the Stock Election Shares to be equal to the product of (x) the number of such holder's Cash Election Shares before such conversion and (y) the fraction in which the total number of Converted Cash Election Shares comprises the numerator and the total number of Cash Election Shares before such conversion comprises the denominator. In the event the Exchange Agent is required to convert Stock Election Shares into Cash Election Shares, the election by each holder of Stock Election Shares shall be converted on a pro rata basis into Stock Election Shares and Cash Election Shares, with the Cash Election Shares to be equal to the product of (x) the number of such holder's Stock Election Shares before such conversion and (y) the fraction in which the total number of Converted Stock Election Shares comprises the numerator and the total number of Stock Election Shares before such conversion comprises the denominator.


     Notwithstanding the foregoing, a person who immediately prior to the Effective Time, owned (for purposes of the Puerto Rico Code) 1% or more of the outstanding shares of RCB Common Stock and who does not elect to receive Per Share Cash Consideration for all his shares, shall deliver a written agreement, in a form reasonably acceptable to Popular, Inc., containing customary representations to the effect that such holder has no present intention to sell, exchange or otherwise dispose of such shares of Popular, Inc. Common Stock to be received in exchange for such shares of RCB Common Stock, and if such holder shall not deliver such written agreement, in a form reasonably acceptable to Popular, Inc., at the election of Popular, Inc. such person shall instead receive the Per Share Cash Consideration with respect to such shares, regardless of the election (or lack thereof) made by such person in its Election Form, and, if Popular, Inc. exercises such election, the Cash Number shall be reduced by the number of shares of RCB Common Stock that were owned by such person immediately prior to the Effective Time.

     To be effective, an Election Form must be properly completed, signed and actually received by the Exchange Agent in Puerto Rico not later than 5:00 p.m., Puerto Rico Time, on June 30, 1997, or by the Exchange Agent in New York not later than 5:00 p.m., New York Time, on June 30, 1997, and accompanied by the certificates representing all the shares of RCB Common Stock as to which the Election is being made (or an appropriate guarantee of delivery by an eligible organization).

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     Consummation of the Merger is subject, among other things, to (i) the Registration Statement not being subject to a stop order of the Commission,
(ii) no law, statute, rule or regulation, domestic or foreign, having been enacted or promulgated which would prohibit the consummation of the transactions contemplated by the Merger Agreement, (iii) receipt by Popular, Inc., Banco Popular and RCB of a ruling from the Puerto Rico Treasury Department or opinions of their respective counsel as to the tax-free nature of the Merger for Puerto Rico income tax purposes, and (iv) certain other closing conditions. Although the parties expect to receive the ruling from the Puerto Rico Treasury Department on or before June 30, 1997 and that all other conditions to consummation will be satisfied by that date, in which case the Effective Date will be June 30, 1997, in the event that the ruling from the Puerto Rico Treasury Department is issued after June 30, 1997 but before July 31, 1997, or that some other condition to consummation is not satisifed by June 30, 1997 but is satisfied by July 31, 1997, the Effective Date will be July 31, 1997 and shareholders of RCB will be so advised and will receive new election forms, allowing them to make new elections by July 31, 1997, if they so choose. Otherwise, elections made as of June 30, 1997 will be valid as if made as of July 31, 1997. See "THE MERGER--Conditions to the Consummation of the Merger".


CERTAIN TAX CONSEQUENCES OF THE MERGER

     The summary set forth below of certain Puerto Rico and United States Federal income tax consequences of the Merger is qualified in its entirety by the complete discussion under "THE MERGER--Certain Tax Consequences of the Merger". Because the tax consequences of the Merger may vary depending on an individual taxpayer's particular situation, shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of these transactions.

PUERTO RICO


     It is intended that, under the income tax laws of Puerto Rico, the Merger will be, with respect to Popular, Inc., Banco Popular and RCB, a tax-free reorganization, with the consequence that (i) shareholders of RCB that exchange RCB Common Stock solely for Popular, Inc. Common Stock will not recognize gain or loss as a result of the exchange, (ii) shareholders of RCB that exchange RCB Common Stock solely for cash will be required to recognize the total amount of gain realized on the exchange and (iii) the gain realized by shareholders of RCB that exchange RCB Common Stock for cash and Popular, Inc. Common Stock will generally be required to be recognized in an amount that does not exceed the cash received. To confirm the Puerto Rico income tax consequences of these transactions, a ruling request (the "Ruling Request") was filed on March 3, 1997 with the Puerto Rico Department of the Treasury. Although the parties expect the Puerto Rico Department of the Treasury to issue its ruling on or before June 30, 1997, no assurance can be given as to when it will be issued. For a complete description of the Ruling Request and the possible tax effects if the Ruling Request is denied, see "THE MERGER--Certain Tax Consequences of the Merger--Puerto Rico Income Tax Consequences".

UNITED STATES

     The conversion of RCB Common Stock pursuant to the Merger generally will be a taxable transaction for United States Federal income tax purposes and may also be taxable under applicable state, local and other tax laws. In general, for United States Federal income tax purposes, a shareholder of RCB that is a U.S. Holder (other than certain bona fide residents of Puerto Rico), as defined below under "Certain Tax Consequences of the Merger--United States Federal Income Tax Consequences", that exchanges RCB Common Stock for Popular, Inc. Common Stock or cash will recognize gain or loss for United States Federal income tax purposes in an amount equal to the difference between the sum of the cash and fair market value of the shares of Popular, Inc. Common Stock received and the shareholder's basis in the shares of RCB Common Stock surrendered. See "Certain Tax Consequences of the Merger -- United States Federal Income Tax Consequences".

APPRAISAL RIGHTS

     Each holder of RCB Common Stock who dissented from the Merger and has neither effectively withdrawn nor lost his right to the appraisal of his shares may be entitled to the appraisal rights of dissenting shareholders under
Section 15(d) of the Banking Law. A copy of Section 15(d) of the Banking Law is attached to the Prospectus/Proxy Statement as Appendix C, and a summary of such section is included in this Supplement under "THE MERGER--Rights of Dissenting RCB Shareholders".

RESALE OF POPULAR, INC. COMMON SHARES

     The Popular, Inc. Common Shares have been registered under the Securities Act, thereby allowing such shares to be traded freely and without restriction by those holders of RCB Common Stock who receive such shares following consummation of the Merger and who are not deemed to be "affiliates" (as defined under the Securities Act) of RCB or Popular, Inc. It is a condition to consummation of the Merger that each holder of RCB Common Stock who is deemed by RCB to be an "affiliate" of RCB shall enter into an agreement with Popular, Inc. (an "Affiliate's Agreement") providing, among other things, that such affiliate will not transfer any Popular, Inc. Common Shares received by such affiliate in the Merger, except in compliance with the Securities Act. This Supplement does not cover any resales of Popular, Inc. Common Shares received by "affiliates" of RCB.

SELECTED HISTORICAL FINANCIAL INFORMATION


POPULAR, INC.

The following table sets forth selected historical financial information for Popular, Inc. This information should be read in conjunction with the historical financial statements of Popular, Inc. including the notes thereto, incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE".

                                          Three Months
                                         Ended March 31                              Year Ended December 31,
                                   --------------------------  -------------------------------------------------------------------
                                       1997          1996          1996           1995         1994           1993         1992
                                   -----------    -----------  -----------    -----------  -----------    -----------  -----------
SUMMARY INCOME STATEMENT
     (in thousands except per
     share amounts)
Interest income                    $   334,265    $   302,927  $ 1,272,853    $ 1,105,807  $   887,141    $   772,136  $   740,354
Interest expense                       153,621        140,467      591,540        521,624      351,633        280,008      300,135
Net interest income                    180,644        162,460      681,313        584,183      535,508        492,128      440,219
Provision for credit losses             23,687         21,273       88,839         64,558       53,788         72,892       97,633
Net interest income after
  provision for credit losses          156,957        141,187      592,474        519,625      481,720        419,236      342,586
Noninterest income                      54,255         51,992      205,472        173,338      141,303        125,180      124,504
Noninterest expense                    142,125        130,699      541,919        486,833      448,231        413,046      367,715
Income before income taxes              69,087         62,480      256,027        206,130      174,792        131,370       99,375
Applicable income taxes                 19,548         17,338       70,877         59,769       50,043         28,151       14,259
Cumulative effect of accounting
  changes                                 --             --           --             --           --            6,185         --
Net income                              49,539         45,142  $   185,150    $   146,361  $   124,749    $   109,404  $    85,116
Net income per common share(1)            0.72           0.65  $      2.68    $      2.10  $      1.84    $      1.67  $      1.40
Cash dividends per common
  share(1)                                0.18           0.15  $      0.69    $      0.58  $      0.50    $      0.45  $      0.40

SELECTED PERIOD-END BALANCES
     (in thousands except per
     share  amounts)

Total assets                        $17,401,45    $15,805,083  $16,764,103    $15,675,451  $12,778,358    $11,513,368  $10,002,327
Total loans and loans held-for-
  sale                               9,889,254      8,850,078    9,779,028      8,677,484    7,781,329      6,346,922    5,252,053
Investment and trading securities    5,657,293      5,289,849    4,905,150      5,191,992    3,796,807      4,048,380    3,698,850
Earning assets                      16,336,734     14,801,284   15,484,454     14,668,195   11,843,806     10,657,994    9,236,024
Deposits                            10,465,153     10,183,082   10,763,275      9,876,662    9,012,435      8,522,658    8,038,711
Term borrowings(2)                   2,964,383      1,629,679    2,545,719      1,390,135    1,113,365      1,010,028      400,944
Shareholders' equity                 1,287,515      1,159,570    1,262,532      1,141,697    1,002,423        834,195      752,119
Book value per share                     17.96          16.07        17.59          15.81        13.74          12.75        11.52

SELECTED FINANCIAL RATIOS

Return on average common equity           --             --          16.15%         14.22%       13.80%         13.80%       12.72%
Return on average assets                  1.19%          1.17%        1.14           1.04         1.02           1.02         0.89
Net interest margin(3)                    4.90           4.78         4.77           4.74         5.06           5.50         6.11
Allowance for credit losses to
  period-end loans and loans

  held-for-sale                           1.94           1.97         1.90           1.94         1.98           2.10         2.11
Nonperforming assets as a
  percentage of  period-end

 loans and loans held-for-sale            1.76           1.70         1.58           1.79         1.38           1.75         2.52
Net charge-offs to average loans
  and loans held-for-sale                 0.73           0.68         0.78           0.61         0.52           0.91         1.58
Average equity to average assets          7.56           7.44         7.33           7.58         7.57           7.42         7.02

----------------------
(1) Adjusted to reflect the stock split effected in the form of a dividend on July 1, 1996.
(2)  Excludes Federal Funds that must be repaid in one day.
(3)  On a taxable equivalent basis.

ROIG COMMERCIAL BANK

The following table sets forth selected historical financial information for RCB. This information should be read in conjunction with the historical financial statements of RCB, including the notes thereto, attached to the Prospectus/Proxy Statement as Appendix D. See Appendix for first quarter 1997 financial statements.

                                                     Three Months
                                                   Ended March 31,                        Year Ended December 31,
                                                 --------    --------    ----------------------------------------------------------
                                                   1997        1996          1996        1995          1994       1993        1992
                                                 --------    --------    ---------     --------    --------    --------    --------
SUMMARY INCOME STATEMENT
(in thousands except per share amounts)
Interest income                                    17,099      16,101    $  66,962     $ 62,758    $ 55,681    $ 53,534    $ 55,656
Interest expense                                    8,058       7,872       32,675       31,009      24,148      22,458      25,910
Net interest income                                 9,041       8,229       34,287       31,749      31,533      31,076      29,746
Provision for credit losses                         1,200         600        3,180        1,006       1,437       3,769       6,026
Net interest income after provision for credit
     losses                                         7,841       7,629       31,107       30,743      30,096      27,307      23,720
Noninterest income                                    971       1,626        6,592        5,812       4,295       5,457       5,752
Noninterest expense                                 8,495       7,538       31,369       28,855      26,776      24,411      23,307
Income before income taxes                            317       1,717        6,330        7,701       7,616       8,354       6,165
Income taxes                                         --            86         (702)         426         359       1,150       1,094
Cumulative effect of accounting changes              --          --           --           --          --           818        --
Net income (loss)                                     317       1,631        7,032        7,275       7,256       8,022       5,071
Net income per common share                          0.53        2.72        11.72        12.12       12.09       13.37        8.45
Cash dividends per common share                      --          --           3.50         3.25        3.10        3.20        2.40

SELECTED PERIOD-END BALANCES
(in thousands except per share amounts)

Total assets                                     $847,858    $850,935    $ 888,443     $814,522    $759,742    $716,468    $672,197
Total loans and loans held-for-sale               353,401     318,341      349,115      301,378     282,262     242,019     260,192
Investment and trading securities                 407,276     468,503      459,076      453,031     418,587     402,315     333,089
Earning assets                                    805,396     807,854      841,401      764,619     709,649     676,384     629,581
Deposits                                          602,382     648,708      656,291      642,360     623,859     609,500     605,476
Term borrowings                                   171,530     132,282      156,850       97,000      78,926      52,000      18,000
Shareholders' equity                               65,642      64,058       66,493       64,497      51,666      50,470      44,368
Book value per share                               109.40      106.76       110.82       107.50       86.11       84.12       73.95

SELECTED FINANCIAL RATIOS

Return on average common equity                      1.91%       9.95%       10.48%       12.46%      13.99%      15.07%      11.96%
Return on average assets                             0.14        0.77         0.81         0.92        0.99        1.04        0.79
Net interest margin                                  4.13        3.89         3.92         3.97        4.29        4.51        4.53
Allowance for credit losses to period end

   loans and loans held-for-sale                     1.64        1.66         1.62         1.70        2.05        2.04        1.47
Nonperforming assets as a percentage of
     average assets                                  1.32        1.48         1.38         1.47         .87        1.35        1.44
Net charge-offs to average loans and leases          1.17        0.54         0.80         0.57        0.34        1.02        2.10
Average equity to average assets                     7.59        7.75         7.67         7.31        7.07        6.93        6.46
Dividend payout                                      --          --          29.90        26.80       25.60       23.90       28.40

COMPARISON OF CERTAIN UNAUDITED PER SHARE DATA

     The following unaudited information, adjusted for any stock dividends and stock splits, reflects, where applicable, certain comparative per share data related to book value, cash dividends paid, income and market value: (i) on a historical basis for Popular, Inc. and RCB; (ii) on a pro forma combined basis per share of Popular, Inc. Common Stock; and (iii) on an equivalent pro forma basis per share of RCB Common Stock. Such pro forma information has been prepared assuming (a) a 5.92593 Exchange Ratio for the book value per share, cash dividends per share and net income per share amounts as of December 31, 1996 or for the year ended December 31, 1996 and a 5.63380 Exchange Ratio for the book value per share, cash dividends per share and net income per share amounts as of March 31, 1997 or for the three months ended March 31, 1997; (b) a 5.92593 Exchange Ratio for the market value per share amount on December 30, 1996, (c) a 5.38721 Exchange Ratio for the market value per share amount on June 6, 1997 and (d) consummation of the Merger on a purchase accounting basis as of January 1, 1996.

     The 5.92593 Exchange Ratio used in the pro forma information for book value per share, cash dividends per share and net income per share is based on $33.75, the last reported sale price per share of Popular, Inc. Common Stock on the Nasdaq National Market on December 31, 1996. The 5.92593 Exchange Ratio used in the pro forma information for market value per share on December 30, 1996 is based on $33.75, the last reported sale price per share of Popular, Inc. Common Stock on the Nasdaq National Market on December 30, 1996, the date preceding the public announcement of the Merger Agreement. The 5.38721 Exchange Ratio used in the pro forma information for market value per share on June 6, 1997 is based on the last reported sale price per share of Popular, Inc. Common Stock on the Nasdaq National Market on June 6, 1997. The actual Exchange Ratio will depend on the Popular, Inc. Average Stock Price (which will not be known until shortly before the Effective Date) and may be higher or lower than $33.75 or $37.125. The pro forma information would be different if the Popular, Inc. Average Stock Price results in a different Exchange Ratio. Shareholders are urged to obtain current quotations of the market price per share of Popular, Inc. Common Stock.

     Since purchase accounting does not require restatement of results for prior periods following consummation of the Merger, consummation of the Merger will not affect Popular, Inc.'s historical results for the periods indicated. Pro forma financial information is intended to show how the Merger might have affected historical financial statements if the Merger had been consummated at an earlier time. The pro forma financial information does not purport to be indicative of the results that actually would have been realized had the Merger taken place at the beginning of the applicable periods indicated, nor is it indicative of the combined financial position or results of operations for any future periods.

     The information shown below should be read in conjunction with the historical financial statements of Popular, Inc. and RCB, including the respective notes thereto, and the documents incorporated herein by reference. See

"AVAILABLE INFORMATION", "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE", and Appendix.


                                                                         DECEMBER 31, 1996           MARCH 31, 1997
                                                                         -----------------           --------------
BOOK VALUE PER SHARE:
  Historical per share of:
      Popular, Inc. Common Stock..................................              $ 17.59                   $ 17.96
      RCB Common Stock............................................               110.82                    109.40
  Pro forma combined per share of Popular, Inc. Common                            19.48                     18.38
      Stock (1)...................................................
  Equivalent pro forma per share of RCB Common Stock (2)..........               115.44                    103.57


-----------

(1) The pro forma combined book value per share of Popular, Inc. Common Stock amount represents the sum of the pro forma combined shareholders' equity amounts, divided by pro forma combined period-end number of shares outstanding.

(2) The equivalent pro forma book value per share of RCB Common Stock amount represents the pro forma combined book value per share of Popular, Inc. Common Stock amounts multiplied by a 5.92593 Exchange Ratio for December 31, 1996 and a 5.63380 Exchange Ratio for March 31, 1997.


                          ---------------------------


                                                                                    YEAR ENDED              THREE MONTHS ENDED
                                                                                 DECEMBER 31, 1996             MARCH 31, 1997
                                                                                -----------------            ---------------
CASH DIVIDENDS PAID PER SHARE:
  Historical per share of:
      Popular, Inc. Common Stock............................                         $  .69                       $  .18
      RCB Common Stock......................................                           3.50                           --
 Pro forma combined per share of Popular, Inc.
      Common Stock (3)......................................                            .70                        .1754
 Equivalent pro forma per share of RCB Common
      Stock (4).............................................                           4.15                          .99

------------

(3) The pro forma combined cash dividends paid per share of Popular, Inc. Common Stock amount represents pro forma combined cash dividends paid on common stock outstanding, divided by pro forma combined average number of common shares outstanding, rounded to the nearest cent.

(4) The equivalent pro forma cash dividends paid per share of RCB Common Stock amount represents pro forma combined per share of Popular, Inc. Common Stock amounts multiplied by a 5.92593 Exchange Ratio, rounded up to the nearest cent, for the year ended December 31, 1996 and multiplied by a
     5.63380 Exchange Ratio, rounded up to the nearest cent, for the three months ended March 31, 1997. The current annualized dividend rate per share of Popular, Inc. Common Stock, based upon the most recent quarterly dividend rate of $.18 per share payable on April 1, 1997, would be $.72. On an equivalent pro forma basis, such current annualized Popular, Inc. dividend per share of RCB Common Stock would be $4.27, based on a 5.92593 Exchange Ratio, rounded to the nearest cent. Any future Popular, Inc. and RCB dividends are dependent upon their respective earnings and financial conditions, government regulations and policies and other factors.




                          ---------------------------




                                                                                   YEAR ENDED                THREE MONTHS ENDED
                                                                                DECEMBER 31, 1996              MARCH 31, 1997
                                                                                -----------------            -------------------
NET INCOME APPLICABLE TO COMMON SHAREHOLDERS:
  Historical per share of:
      Popular, Inc. Common Stock............................                        $  2.68                        $   .72
      RCB Common Stock......................................                          11.72                            .53
  Pro forma combined per share of Popular, Inc.                                        2.75                            .69
      Common Stock (5)......................................
  Equivalent pro forma per share of RCB Common                                        16.30                           3.87
      Stock (6).............................................
------------

(5) The pro forma combined income per share of Popular, Inc. Common Stock amount represents pro forma combined net income applicable to holders of Popular, Inc. Common Stock, divided by pro forma combined average number of shares of Popular, Inc. Common Stock outstanding.

(6) The equivalent pro forma income per share of RCB Common Stock amount represents pro forma combined income per share of Popular, Inc. Common Stock amounts multiplied by a 5.92593 Exchange Ratio for the year ended December 31, 1996 and a 5.63380 Exchange Ratio for the three months ended March 31, 1997.


                               ------------------

MARKET VALUE PER SHARE(7):                                                     DECEMBER 30, 1996               JUNE 6, 1997
                                                                               -----------------               ------------
  Historical per share of:
     Popular, Inc. Common Stock...........................                         $33.75                        $37.125
  Equivalent pro forma per share of RCB Common
      Stock...............................................                          200.00                        200.00

------------

(7) The equivalent pro forma market value per share of RCB Common Stock on December 30, 1996 represents the historical market value per share of Popular, Inc. Common Stock multiplied by a 5.92593 Exchange Ratio, rounded down to the nearest one-eighth. The equivalent pro forma market value per share of RCB Common Stock on June 6, 1997 represents the historical market value per share of Popular, Inc. Common Stock multiplied by a 5.38721 Exchange Ratio, rounded down to the nearest one-eighth. The Popular, Inc. historical market values per share represent the last reported sales price per share of Popular, Inc. Common Stock on the Nasdaq National Market: (i) on December 30, 1996, the last business day preceding public announcement of the execution of the Merger Agreement; and (ii) on June 6, 1997. There is no established trading market for RCB Common Stock.

     Because the market price of Popular, Inc. Common Stock is subject to fluctuation, the market value of the Popular, Inc. Common Shares that holders of RCB Common Stock will receive upon consummation of the Merger may increase or decrease prior to and after the receipt of such shares. RCB shareholders are urged to obtain current market quotations for Popular, Inc. Common Stock.

HISTORICAL MARKET PRICE AND DIVIDENDS DECLARED

ROIG COMMERCIAL BANK

     On May 30, 1997, RCB had approximately 264 shareholders of record. There is no established trading market for RCB Common Stock and it has been subject to only limited trading. The shares are not listed on any exchange or quoted on any automated quotation system and no institution makes a market in the stock. The only sources of information available to RCB management relating to sales of RCB Common Stock are (i) requests for registration of transfers of shares of RCB Common Stock on the RCB stock register (which does not provide any information as to the price at which the shares were sold); and (ii) statements made by RCB shareholders to members of RCB's management (which by their nature cannot be independently corroborated). During the period from January 1, 1995 to May 30, 1997, there were 10 transfers of RCB Common Stock on the stock registry books of RCB (other than transfers which RCB management knows to be the result of gifts or inheritance), as follows:

                                                                               Number of
                              Date                                         Shares Transferred
                              ----                                         ------------------
                       January 26, 1995                                          1,000
                       June 12, 1995                                             3,960
                       November 8, 1995                                            200
                       December 26, 1995                                            37
                       December 26, 1996                                         6,401
                       January 10, 1996                                              3
                       March 28, 1996                                               39
                       May 2, 1996                                                 119
                       May 16, 1996                                                 80
                       February 3, 1997                                            164


This table may not reflect all trades. Based on statements made by RCB shareholders to members of RCB management relating to some of these transfers, RCB management believes that the price range at which some of these transfers took place is between $45 and $60 per share. These prices are not necessarily indicative of the fair market value of the stock of the time of the trade.

     The Merger Agreement was publicly announced on December 31, 1996. The most recent sale of RCB Common Stock prior to the announcement of the Merger Agreement occurred on May 16, 1996 for 80 shares. Subsequent to the announcement of the Merger Agreement, there was one sale of RCB Common Stock on February 3, 1997, wherein 164 shares were sold.

     RCB normally pays dividends on its common stock in June and December of each year. The amount of the cash dividends paid during the two fiscal years ended December 31, 1995 and 1996, was as follows:

                                               DIVIDEND                      AGGREGATE
     DATE                                     PER SHARE                  AMOUNT OF DIVIDEND
     ----                                     ----------                 ------------------
June 1995                                       $1.25                        $   750,000
December 1995                                    2.00                          1,200,000
June 1996                                        1.25                            750,000
December 1996                                    2.25                          1,350,000

                                  INTRODUCTION

     This Supplement contains important information for the holders of record of RCB Common Stock as of June 30, 1997 concerning the elections to be made in connection with the Merger.

     PLEASE READ THIS SUPPLEMENT AND THE PROSPECTUS/PROXY STATEMENT CAREFULLY. THE FAILURE OF A RCB SHAREHOLDER OF RECORD TO PROPERLY COMPLETE AND DELIVER THE ACCOMPANYING ELECTION FORM, TOGETHER WITH CERTIFICATES REPRESENTING THE SHARES OF RCB COMMON STOCK TO WHICH THAT ELECTION FORM RELATES, TO ONE OF THE LOCATIONS SPECIFIED BELOW PRIOR TO THE ELECTION DEADLINE, WHICH IS EXPECTED TO BE 5:00 P.M., PUERTO RICO TIME, ON JUNE 30, 1997 OR 5:00 P.M., NEW YORK TIME, ON JUNE 30, 1997 (THE "ELECTION DEADLINE") AND TO COMPLY WITH THE PROCEDURES DESCRIBED IN THIS SUPPLEMENT AND THE INSTRUCTIONS TO THE ELECTION FORM WILL CAUSE SUCH SHAREHOLDER TO BE DEEMED TO HAVE EXPRESSED NO PREFERENCE AND TO RECEIVE EITHER CASH OR POPULAR, INC. COMMON STOCK, DEPENDING UPON THE ELECTIONS MADE BY OTHER RCB SHAREHOLDERS. IN THE EVENT THAT THE ELECTION DEADLINE IS LATER, YOU WILL BE ADVISED AND GIVEN THE OPPORTUNITY TO CHANGE YOUR ELECTION.


     IMPORTANT: To make a valid election, record holders of RCB Common Stock as of June 30, 1997 must complete and return the accompanying Election Form and the certificates with respect to all of the shares of RCB Common Stock to which the Election Form relates, in accordance with the instructions on the Election Form. A properly completed Election Form must be received by the Exchange Agent at one of the proper locations specified in the Election Form by the Election Deadline (5:00 p.m. Puerto Rico Time if in Puerto Rico or 5:00 p.m., New York Time if in New York) together with certificate(s) representing all of the RCB Common Stock to which the Election Form



     ALL ELECTION FORMS MUST BE ACTUALLY RECEIVED BY THE EXCHANGE AGENT AT ONE OF THE PROPER LOCATIONS LISTED BELOW BY THE ELECTION DEADLINE. THE EXCHANGE AGENT AND THE PROPER LOCATIONS ARE:

                         BANCO POPULAR DE PUERTO RICO

IN PUERTO RICO:

By Hand/Overnight Delivery:                        By Mail:

209 Munoz Rivera Avenue                            P.O. Box 362708
5th Floor                                          San Juan, P.R.  00936-2708

Hato Rey, P.R.  00918

IN THE MAINLAND UNITED STATES:

By Hand/Overnight Delivery:                        By Mail:

7 W. 51st Street                                   7 W. 51st Street
9th Floor                                          9th Floor
New York, NY 10019                                 New York, NY 10019

     It is recommended that certificates be sent via certified mail and appropriately insured.

     If you have any questions, you should contact the Exchange Agent at (787) 764-1893.

                                   THE MERGER

     The following information relating to the Merger is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference. A more detailed discussion of the terms and conditions of the Merger is contained in the Prospectus/Proxy Statement.


EFFECTS OF THE MERGER

     Subject to the terms and conditions of the Merger Agreement, at the Effective Time, RCB shall merge with and into Banco Popular, and the separate existence of RCB shall cease. Banco Popular shall be the surviving bank in the Merger (sometimes hereinafter referred to as the "Surviving Bank"), and the separate corporate existence of Banco Popular, with all its rights, privileges and franchises, shall continue unaffected by the Merger. The Merger shall be pursuant to and have the effects specified in the Banking Law. The Charter and Bylaws of Banco Popular, as in effect immediately prior to the Effective Date, shall be the Charter and the Bylaws of the Surviving Bank until further amended as provided therein.

EFFECTIVE TIME; EFFECTIVE DATE


     On June 30, 1997, assuming the satisfaction or waiver of the conditions set forth in Article 8 of the Merger Agreement, the parties expect to cause the Merger Agreement to be properly filed in the office of the Secretary of State of Puerto Rico in accordance with the Banking Law. The date on which the filing actually occurs is herein sometimes referred to as the "Effective Date" and the time at which the Merger Agreement will be filed the "Effective Time". If the conditions have not been satisfied as of June 30, 1997 but are satisfied by July 31, 1997, the parties expect to cause the Merger Agreement to be properly filed on July 31, 1997. In that event, the parties will advise RCB shareholders and distribute a new election form to them. If this occurs, RCB shareholders will be permitted to make new elections, if they so choose, by July 31, 1997. See " -- Conditions to the Consummation of the Merger".

MERGER CONSIDERATION

     At the Effective Time, each share of RCB Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held as treasury stock of RCB and shares held directly or indirectly by Popular, Inc., except shares ("Excluded Shares") held by Popular, Inc. in a fiduciary capacity or in satisfaction of a debt previously contracted) ("Outstanding Shares") shall become and be converted into the right to receive, at the election of each holder thereof, but subject to the election and allocation procedures described below, either:

          (A) a number of shares of Popular, Inc. Common Stock equal to the sum of (x) one-half of the Exchange Ratio (as defined below) and (y) the ratio of $100 to the Popular, Inc. Average Stock Price (as defined below) (the "Per Share Stock Consideration"), or

          (B) cash equal to the sum of (x) $100 and (y) the product of (I) one-half of the Exchange Ratio and (II) the Popular, Inc. Average Stock Price (the "Per Share Cash Consideration" and, together with the Per Share Stock Consideration, the "Consideration"),


provided that if RCB declares an "Extraordinary Dividend" (as defined below) and/or if RCB's shareholders' equity (adjusted as provided below) is less than $66,100,000 (less the amount of the Extraordinary Dividend, if any) as of the close of business on the date that is 15 calendar days preceding the Effective Date (the amount, if any, by which RCB's shareholders' equity is less than $66,100,000 (less the amount of the Extraordinary Dividend, if any), the "Equity Shortfall"), the Per Share Stock Consideration and the Per Share Cash Consideration shall be reduced as follows:

          (X) the Per Share Cash Consideration shall be reduced by an amount equal to (I) the sum of the Extraordinary Dividend (if any) and the Equity Shortfall (if any), divided by (II) the number of Outstanding Shares (the "Per Share Cash Reduction"); and


          (Y) the Per Share Stock Consideration shall be reduced by an amount equal to the Per Share Cash Reduction divided by the Popular, Inc. Average Stock Price.

     All of the foregoing is subject to the proviso that (X) 50% of the Outstanding Shares shall be converted into the right to receive the Per Share Cash Consideration (such number of shares of RCB Common Stock, the "Cash Number"); and (Y) 50% of the Outstanding Shares shall be converted into the right to receive the Per Share Stock Consideration (such number of shares of RCB Common Stock, the "Stock Number"). At the Effective Time, each share of RCB Common Stock that, immediately prior to the Effective Time, is held as treasury stock of RCB or held directly or indirectly by Popular, Inc., other than Excluded Shares, shall by virtue of the Merger be canceled and retired and shall cease to exist, and no exchange or payment shall be made therefor.

     The term "Exchange Ratio" means $200 divided by the Popular, Inc. Average Stock Price provided that (x) if the Popular, Inc. Average Stock Price is greater than $37.40, the Exchange Ratio shall be 5.348 and (y) if the Popular, Inc. Average Stock Price is less than $30.60, the Exchange Ratio shall be
6.536. If Popular, Inc. effects a stock dividend, extraordinary dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction, after the date hereof and before the Effective Time, the Exchange Ratio shall be appropriately adjusted.

     The term "Popular, Inc. Average Stock Price" means the average of the last sale price for Popular, Inc. Common Stock quoted on the Nasdaq National Market as reported in the Wall Street Journal (or, in the absence thereof, as reported in such other source upon which Popular, Inc. and RCB shall agree) for each of the ten consecutive trading days on which Popular, Inc. Common Stock is traded on the Nasdaq National Market ending on, and including, the trading day which is two Business Days prior to the Election Deadline (as defined below). The term "Business Day" means any day on which depository institutions are generally open for business in Puerto Rico and the Nasdaq National Market is generally open for business.


EXTRAORDINARY DIVIDEND

     On or prior to the Effective Date, and subject to compliance with all laws, regulations and regulatory policies, RCB may declare and pay an extraordinary cash dividend not exceeding $20,000,000 (the "Extraordinary Dividend"); provided, however, that RCB shall not pay an Extraordinary Dividend unless RCB shall have received a ruling from the Puerto Rico Treasury Department to the effect that payment of such dividend in the amount proposed shall not disqualify the Merger as a "reorganization" within the meaning of
Section 1112(g)(1) of the Puerto Rico Internal Revenue Code of 1944, as amended (the "Puerto Rico Code").


     If any Extraordinary Dividend is paid, the Stock Number and the Cash Number shall be adjusted upward and downward, respectively, by the same amount to the extent necessary so that the sum of (i) the Extraordinary Dividend and
(ii) the product of the Cash Number and the Per Share Cash Consideration is not greater than the product of (x) the Stock Number, (y) the Popular, Inc. Average Stock Price and (z) the Per Share Stock Consideration.


SHAREHOLDERS' EQUITY

     In computing RCB's shareholders' equity for purposes of conversion, (a) RCB's shareholders' equity shall be defined as the sum of its common stock, surplus and undivided profits, but excluding any unrealized gain or loss on securities available for sale, (b) RCB's shareholders' equity shall reflect any adjustments required as a result of the Price Waterhouse audit referred to in
Section 1.4 of the Merger Agreement, (c) computations shall be made in accordance with Generally Accepted Accounting Principles as consistently applied, (d) any dividend declared between the month end preceding the Election Deadline and the Effective Date shall be deducted from RCB's shareholders' equity and (e) any reduction in RCB's shareholders' equity resulting from any reduction after December 30, 1996 in the value of RCB's securities portfolio due to an increase in the general level of interest rates shall be excluded; provided, however, that, to the extent that gains are taken on the sale of securities in RCB's securities portfolio after December 30, 1996, RCB's shareholders' equity shall be reduced to reflect unrealized losses in its securities portfolio that exceed the amount of such unrealized losses as of December 30, 1996.

ADDITIONAL AUDIT

     Pursuant to the Merger Agreement, Price Waterhouse will conduct an audit in accordance with generally accepted auditing standards of the statement of condition of RCB as of the month end immediately preceding the Election Deadline that is at least 30 days prior to the Election Deadline. Any adjustment to shareholders' equity as a result of this audit could affect the Per Share Stock Consideration and Per Share Cash Consideration if shareholders' equity is less than $66,100,000 (less the amount of any Extraordinary Dividend). See "--Conversion of RCB Common Stock".

FRACTIONAL SHARES


     No fractional interests in shares of Popular, Inc. Common Stock, and no certificates representing such fractional interests, shall be issued upon the surrender for exchange of certificates representing RCB Common Stock. In lieu of any fractional share, Popular, Inc. shall pay to each former holder of RCB Common Stock who otherwise would be entitled to receive a fractional interest in a share of Popular, Inc. Common Stock an amount of cash (without interest) determined by multiplying (i) the last sale price per share of Popular, Inc. Common Stock on the date of the Effective Time quoted on the Nasdaq National Market as reported in the Wall Street Journal multiplied by (ii) the fractional interest to which such holder would otherwise be entitled.

DISSENTING SHARES

     Each holder of RCB Common Stock who dissented from the Merger and has neither effectively withdrawn nor lost his right to the appraisal of his shares (the "Dissenting Shares") may be entitled to the appraisal rights of dissenting shareholders under Section 15(d) of the Banking Law, and such Dissenting Shares shall not be converted in the manner set forth in "-- Merger Consideration".

     If after the Effective Date any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) his or her right to appraisal, then 50% of such Dissenting Shares shall be converted into the Per Share Stock Consideration and 50% of such Dissenting Shares shall be converted into the Per Share Cash Consideration.

ELECTION PROCEDURES; ALLOCATION PROCEDURES

         Subject to the allocation procedures described below, each record holder of RCB Common Stock immediately prior to the Effective Time will be entitled (i) to elect to receive Popular, Inc. Common Stock for all or some of the shares of RCB Common Stock ("Stock Election Shares") held by such record holder, (ii) to elect to receive cash for all or some of the shares of RCB Common Stock ("Cash Election Shares") held by such record holder or (iii) to indicate that such holder makes no such election for all or some of the shares of RCB Common Stock ("No-Election Shares") held by such record holder; provided, that each record holder's election to receive Popular, Inc. Common Stock shall be honored by the Exchange Agent, which shall be Banco Popular, up to 50% of the RCB Common Stock owned by such record holder (such number of shares for which the election is so honored are referred to as "Protected Election Shares"). Protected Election Shares shall not be subject to the allocation procedures set forth below, shall be deducted from the Stock Number and shall not be deemed Stock Election Shares. All such elections shall be made on the Election Form. Any shares of RCB Common Stock with respect to which the record holder thereof shall not, as of the Election Deadline, have properly submitted to the Exchange Agent a properly completed Election Form shall be deemed to be No-Election Shares. A record holder acting in different capacities shall be entitled to submit an Election Form for each capacity in which such record holder so acts with respect to each person for which it so acts.
         Not later than the 10th day after the Election Deadline, Popular, Inc. shall cause the Exchange Agent to effect the allocation among the holders of RCB Common Stock of rights to receive the Per Share Stock Consideration or the Per Share Cash Consideration in the Merger as follows:


         If the number of Stock Election Shares is less than the Stock Number, then (i) all Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and (ii) the Exchange Agent shall select (by random selection or by lot) from among the No-Election Shares a sufficient number of No-Election Shares such that the sum of such number and the number of Stock Election Shares shall equal as closely as practicable the Stock Number, and all such selected shares ("Stock-Selected No-Election Shares") shall be converted into the right to receive the Per Share Stock Consideration, provided that if the sum of all No-Elec tion Shares and Stock Election Shares is less than the Stock Number, all No-Election Shares shall be converted into the right to receive the Per Share Stock Consideration and thereby become Stock-Selected No- Election Shares.

         If the sum of Stock Election Shares and No-Election Shares is less than the Stock Number, the Exchange Agent shall convert (by the method of pro rata conversion described below), a sufficient number of Cash Election Shares into Stock Election Shares ("Converted Cash Election Shares") such that the sum of Stock Election Shares, No-Election Shares and Converted Cash Election Shares equals as closely as practicable the Stock Number, and all Converted Cash Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and any No-Election Shares and the Cash Election Shares that are not Stock-Selected No-Election Shares or Converted Cash Election Shares (as the case may be) shall be converted into the right to receive the Per Share Cash Consideration.

         If the number of Stock Election Shares is greater than the Stock Number, then all Cash Election Shares and No-Election Shares shall be converted into the right to receive the Per Share Cash Consideration, and the Exchange Agent shall convert (by the method of pro rata conversion described below) a sufficient number of Stock Election Shares into Cash Election Shares ("Converted Stock Election Shares") such that the remainder of Stock Election Shares (before such conversion) less Converted Stock Election Shares equals as closely as practicable the Stock Number, and all Converted Stock Election Shares shall be converted into the right to receive the Per Share Cash Consideration, and the Stock Election Shares which are not Converted Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

         If the number of Stock Election Shares equals the Stock Number, then all Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration and all Cash Election Shares and No-Election Shares shall be converted into the right to receive the Per Share Cash Consideration.

         In the event the Exchange Agent is required to convert Cash Election Shares into Stock Election Shares, the election by each holder of Cash Election Shares shall be converted on a pro rata basis into Cash Election Shares and Stock Election Shares, with the Stock Election Shares to be equal to the product of (x) the number of such holder's Cash Election Shares before such conversion and (y) the fraction in which the total number of Converted Cash Election Shares comprises the numerator and the total number of Cash Election Shares before such conversion comprises the denominator. In the event the Exchange Agent is required to convert Stock Election Shares into Cash Election Shares, the election by each holder of Stock Election Shares shall be converted on a pro rata basis into Stock Election Shares and Cash Election Shares, with the Cash Election Shares to be equal to the product of (x) the number of such holder's Stock Election Shares before such conversion and (y) the fraction in which the total number of Converted Stock Election Shares comprises the numerator and the total number of Stock Election Shares before such conversion comprises the denominator.

         Notwithstanding the foregoing, a person who immediately prior to the Effective Time, owned (for purposes of the Puerto Rico Code), 1% or more of the outstanding shares of RCB Common Stock and who does not elect to receive Per Share Cash Consideration for all his shares, shall deliver a written agreement, in a form reasonably acceptable to Popular, Inc., containing customary representations to the effect that such holder has no present intention to sell, exchange or otherwise dispose of such shares of Popular, Inc. Common Stock to be received in exchange for such shares of RCB Common Stock, and if such holder shall not deliver such a written agreement, in a form reasonably acceptable to Popular, Inc., at the election of Popular, Inc. such person shall instead receive the Per Share Cash Consideration with respect to such shares, regardless of the election (or lack thereof) made by such person in its Election Form, and, if Popular, Inc. exercises such election, the Cash Number shall be reduced by the number of shares of RCB Common Stock that were owned by such person immediately prior to the Effective Time.

         To be effective, the Election Form must be properly completed, signed and actually received by the Exchange Agent in Puerto Rico not later than 5:00 p.m., Puerto Rico Time, on June 30, 1997 or by the Exchange Agent in New York not later than 5:00 p.m., New York Time, on June 30, 1997 and accompanied by the certificates formerly repre senting all the shares of RCB Common Stock ("Old Certificates") as to which the Election is being made (or an appropriate guarantee of delivery by an eligible organization). Popular, Inc. shall have reasonable discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Election Forms have been properly completed, signed and timely submitted or to disregard defects in Election Forms; such decisions of Popular, Inc. (or of the Exchange Agent) shall be conclusive and binding. Neither Popular, Inc. nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form submitted to the Exchange Agent. The Exchange Agent and Popular, Inc. shall also make all conversion election and allocation computations.

ADDITIONAL EXCHANGE PROCEDURES

         An "Affiliate" of RCB (as that term is used in Rule 145 under the Securities Act of 1933, as amended) shall not be entitled to receive any consideration until such Affiliate shall have duly executed and delivered an appropriate agreement described in Section 7.10 of the Merger Agreement.

         At and after the Effective Time, each Old Certificate, and each share of RCB Common Stock represented thereby, shall represent for all purposes only the right to receive consideration as provided in the Merger Agreement, and nothing else. If any consideration is to be issued to a person other than the registered holder of the shares of RCB Common Stock formerly represented by the Old Certificate or Certificates surrendered with respect thereto, it shall be a condition to such issuance that the Old Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such issuance shall pay to the Exchange Agent any transfer or other taxes required as a result of such issuance to a person other than the registered holder of such shares of RCB Common Stock or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

         At and after the Effective Time, there shall be no further registration or transfers of shares of RCB Common Stock, and the stock ledgers of RCB shall be closed. After the Effective Time, Old Certificates presented to the Surviving Bank for transfer shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in
Article 1 of the Merger Agreement.

         After the first anniversary of the date of the Effective Time, any former holders of RCB Common Stock who have not delivered Old Certificates to the Exchange Agent prior to that time shall thereafter look only to Popular, Inc. for the consideration in respect of any shares of RCB Common Stock formerly represented by such Old Certificates.

         None of the Surviving Bank, Popular, Inc. and the Exchange Agent shall be liable to any former holder of RCB Common Stock for any securities delivered or any cash paid to a public official pursuant to applicable escheat or abandoned property laws or for any securities or cash retained by any of them as permitted by any such law.

         No dividends or other distributions with respect to consideration shall be paid to the holder of any unsurrendered Old Certificates until such Old Certificates are surrendered. Upon such surrender, there shall be paid, without interest, to the person in whose name any Per Share Stock Consideration is registered, all dividends and other distributions payable in respect of such securities on a date subsequent to, and in respect of a record date after, the Effective Time. No interest will be paid or accrued on the Per Share Cash Consideration or the cash paid in lieu of fractional shares.

         In the event that any Old Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall pay in respect of such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof, the consideration as may be provided pursuant to this Agreement; provided, however, that Popular, Inc. may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Popular, Inc., Banco Popular, RCB, the Exchange Agent or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

         Each party's obligation to effect the Merger is subject, among other things, to the satisfaction, at or prior to the Effective Date of the following conditions: (i) no injunction or other order entered by a Puerto Rico or U.S. federal court of competent jurisdiction shall have been issued and remain in effect which would prohibit the consummation of the transactions contemplated in the Merger Agreement; (ii) there shall have been no law, statute, rule or regulation, domestic or foreign, enacted or promulgated which would prohibit the consummation of the transactions contemplated in the Merger Agreement;
(iii) the Registration Statement shall not be subject to a stop order of the Commission, and, if the offer and sale of Popular, Inc. Common Stock in the Merger pursuant to the Merger Agreement is required to be registered under any Puerto Rico or state Blue Sky laws, the Registration Statement shall not be subject to a stop order of a securities commission in any relevant jurisdiction.

         RCB's obligation to effect the Merger is also subject to the following conditions: (i) the representations and warranties of Popular, Inc. set forth in Articles 2 and 4 of the Merger Agreement shall have been true and correct as of the date of the Merger Agreement, and shall be true and correct as of the Effective Date as if made at and as of the Effective Date, subject to Article 5 of the Merger Agreement; and Popular, Inc. shall in all material respects have performed each obligation and agreement and complied with each covenant to be performed and complied with by it hereunder at or prior to the Effective Time;
(ii) Popular, Inc. shall have furnished to RCB a certificate of the Chief Executive Officer and Chief Financial Officer of Popular, Inc., dated as of the Effective Date, certifying the truth and correctness of Popular, Inc.'s representations and warranties set forth in Articles 2 and 4 of the Merger Agreement; (iii) RCB shall have received either (a) a ruling from the Puerto Rico Treasury Department or (b) the opinion of McConnell Valdes, dated the Effective Date, to the effect that the Merger will be treated for Puerto Rican income tax purposes as a reorganization within the meaning of Section 1112(g)(1) of the Puerto Rico Code, and that each of Popular, Inc., Banco Popular and RCB will be a party to that reorganization within the meaning of
Section 1112(g)(3) of the Puerto Rico Code; and (iv) RCB shall have received an opinion letter, dated as of the Effective Date, addressed to RCB from counsel to Popular, Inc., in customary form and subject to customary qualifications, as to the validity of the Popular, Inc. Common Stock being issued in the Merger.

         The obligation of Popular, Inc. and Banco Popular to effect the Merger is also subject to the following conditions: (i) the representations and warranties of RCB set forth in Articles 3 and 4 of the Merger Agreement shall have been true and correct as of the date of the Merger Agreement, and such representations and warranties shall be true and correct as of the Effective Date as if made at and as of the Effective Date, subject to Article 5 of the Merger Agreement, and RCB shall in all material respects have performed each obligation and agreement and complied with each covenant to be performed and complied with by it under the Merger Agreement at or prior to the Effective Date; (ii) RCB shall have furnished to Popular, Inc. a certificate of the Chief Executive Officer and Chief Financial Officer of RCB, dated as of the Effective Date, certifying the truth and correctness of RCB's representations and warranties set forth in Articles 3 and 4 of the Merger Agreement; (iii) RCB shall have furnished to Popular, Inc. certain corporate documents as set forth in Article 8.3(c) of the Merger Agreement;
(iv) Popular, Inc. shall have received an opinion letter, dated as of the Effective Date, addressed to Popular, Inc. from McConnell Valdes, counsel to RCB, in customary form and subject to customary qualifications, to the effect that, among other things, RCB has the corporate power to consummate the transactions on its part contemplated by, and has taken all requisite corporate action to authorize, the Merger Agreement; and (v) Popular, Inc. shall have received either (a) a ruling from the Puerto Rico Treasury Department or (b) the opinion of Pietrantoni, Mendez & Alvarez, dated the Effective Date, to the effect that the Merger will be treated for Puerto Rican income tax purposes as a reorganization within the meaning of Section 1112(g)(1) of the Puerto Rico Code, and that each of Popular, Inc., Banco Popular and RCB will be a party to that reorganization within the meaning of Section 1112(g)(3) of the Puerto Rico Code.

         Although the parties expect to receive the ruling from the Puerto Rico Treasury Department on or before June 30, 1997 and that all other conditions to consummation will be satisfied by that date, in which case the Effective Date will be June 30, 1997, in the event that the ruling from the Puerto Rico Treasury Department is issued after June 30, 1997 but before July 31, 1997, or that some other condition to consummation is not satisifed by June 30, 1997 but is satisfied by July 31, 1997, the Effective Date will be July 31, 1997 and shareholders of RCB will be so advised and will receive new election forms, allowing them to make new elections by July 31, 1997, if they so choose. Otherwise, elections made as of June 30, 1997 will be valid as if made as of July 31, 1997.

RIGHTS OF DISSENTING RCB SHAREHOLDERS

         Pursuant to the Banking Law, holders of shares of RCB Common Stock may demand payment from the Surviving Bank of the value of their shares instead of receiving shares of Popular, Inc. Common Stock. The appraisal rights of dissenting shareholders are contained in Section 15(d) of the Banking Law, which is attached to the Prospectus/Proxy Statement as Appendix C. A shareholder electing to make such a demand must (i) not vote in favor of the Merger Agreement; (ii) record his opposition to the Merger at the time of the Meeting or within twenty days thereafter; and (iii) demand payment of the value of his shares. Such written objection or written demand may be filed with the Secretary of RCB.


         If the Merger is carried out, each dissenting shareholder of RCB will be notified by mail of the Effective Date of the Merger Agreement. Such shareholder shall, within 60 days after the Effective Date and upon ten days' written notice to RCB, petition the Superior Court of the Commonwealth of Puerto Rico for the appointment of three appraisers who shall estimate and determine the value of the shareholder's shares. Upon due appointment and the completion of their valuation, the appraisers shall deliver to RCB and to such shareholder if he demands it, a copy of their report. RCB shall pay the determined value and the shareholder shall cease to be a shareholder of RCB, or to have any interest therein. RCB will establish with its own funds an escrow account (the "Escrow Account") with an amount sufficient to pay all claims of dissenting holders of RCB Common Stock. Upon satisfaction of all claims of dissenting holders of RCB Common Stock, any remaining amount held in escrow, together with any investment income thereon and reduced by the amount of fees and expenses, if any, will be transferred to the Surviving Bank. Expenses incurred in determining the value of the shares of RCB Common Stock under these procedures will be paid from the Escrow Account.


RESALE OF POPULAR, INC. COMMON SHARES

         The Popular, Inc. Common Shares have been registered under the Securities Act, thereby allowing such shares to be traded freely and without restriction by those holders of RCB Common Stock who receive such shares following consummation of the Merger and who are not deemed to be "affiliates" (as defined under the Securities Act) of RCB or Popular, Inc. It is a condition to consummation of the Merger that each holder of RCB Common Stock who is deemed by RCB to be an "affiliate" of RCB shall enter into an agreement with Popular, Inc. (an "Affiliate's Agreement") providing, among other things, that such affiliate will not transfer any Popular, Inc. Common Shares received by such affiliate in the Merger, except in compliance with the Securities Act. This Supplement does not cover any resales of Popular, Inc. Common Shares received by "affiliates" of RCB.

CERTAIN TAX CONSEQUENCES OF THE MERGER

         The following is a general summary of certain Puerto Rico and United States Federal income tax consequences of the Merger and does not discuss all possible tax consequences that may be relevant to the shareholders of RCB in light of each shareholder's particular circumstances and the special rules that may be applicable to such shareholders. All shareholders should consult their own tax advisors to determine the particular tax consequences to them of these transactions.

         In general (except as set forth below), individuals who are bona fide residents of Puerto Rico during the entire taxable year in which the Merger occurs and Puerto Rico corporations, partnerships, trusts and estates will not be subject to U.S. Federal income tax on income or gain, if any, realized as a result of the Merger and should therefore consult the discussion below under "Puerto Rico Income Tax Consequences". Except as set forth in the next sentence, U.S. citizens (other than bona fide residents of Puerto Rico during the entire taxable year in which the Merger occurs) and U.S. corporations, partnerships, trusts and estates generally will not be subject to Puerto Rico income tax on income or gain, if any, realized as a result of the Merger and should therefore consult the discussion below under "United States Federal Income Tax Consequences". Aliens residing in Puerto Rico, as well as Puerto Rico corporations, partnerships, trusts or estates, that hold shares of RCB in connection with a U.S. trade or business should also consult the discussion below under "United States Federal Income Tax Consequences", and aliens not resident in Puerto Rico, U.S. corporations, partnerships, trusts or estates engaged in a trade or business in Puerto Rico should also consult the discussion below under "Puerto Rico Income Tax Consequences". All shareholders should consult the discussions below under "U.S. Backup Withholding Requirements".

         The discussion below is based, in the case of Puerto Rico income tax consequences, on the Puerto Rico Internal Revenue Code of 1994, as amended (the "Puerto Rico Code"), as interpreted by regulations and rulings issued by the Puerto Rico Department of the Treasury and by judicial decisions, and, in the case of United States Federal income tax consequences, on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be retroactively applied in a manner that could adversely affect holders of RCB Common Stock. The discussion may not be applicable to RCB Common Stock acquired as compensation (including stock acquired upon the exercise of options to acquire such stock). As discussed under "Puerto Rico Income Tax Consequences" below, a ruling request was filed on March 3, 1997 with the Puerto Rico Department of the Treasury relating to the Puerto Rico income tax consequences of the Merger. With respect to the discussion under "U.S. Federal Income Tax Consequences" below, shareholders should note that this summary is not binding on the Internal Revenue Service or the courts and that no ruling has been or will be sought from the Internal Revenue Service as to the U.S. Federal income tax consequences of the Merger.

PUERTO RICO INCOME TAX CONSEQUENCES


         It is intended that, under the income tax laws of Puerto Rico, the Merger will be, with respect to Popular, Inc., Banco Popular and RCB, a tax-free reorganization. To confirm the Puerto Rico income tax consequences of this transaction, a ruling request was filed with the Puerto Rico Department of the Treasury on March 3, 1997 (the "Ruling Request"). The Ruling Request requests a ruling that Popular, Inc., Banco Popular and RCB will not recognize gain or loss as a result of the Merger. With respect to the RCB shareholders that exchange RCB Common Stock for Popular, Inc. Common Stock and cash, the Ruling Request also requests, among other things, rulings that:

         a. No gain or loss will be recognized by the RCB shareholders upon the transfer of their shares of RCB Common Stock in exchange for shares of Popular, Inc. Common Stock.

         b. Except as noted below, the RCB shareholders who receive cash and Popular, Inc. Common Stock in exchange for shares of RCB Common Stock will recognize any gain realized in the exchange, but not in excess of the amount of the cash received. Unless the shares of RCB Common Stock were held primarily for sale to customers in the ordinary course of the RCB shareholder's trade or business, the gain recognized will constitute a capital gain. In such case, if the shares of RCB Common Stock were held by the RCB shareholder for more than six months prior to the effective date of the Merger, the gain recognized will be subject to a maximum tax of 20% in cases of RCB shareholders who are individuals, estates or trusts, or of 25% if the RCB shareholder is a corporation or partnership.


         c. RCB shareholders who are individuals, estates or trusts, not residents of Puerto Rico, or that are non-Puerto Rico corporations or partnerships, will not be subject to Puerto Rico taxes on any gain realized on the transfer of their shares of RCB Common Stock provided they deliver their RCB stock certificates to a New York office of Banco Popular, unless the shareholder is an alien or a non-Puerto Rico corporation or partnership and the gain is effectively connected with the conduct of a Puerto Rico trade or business by such shareholder.

         d. The shares of Popular, Inc. Common Stock received by the RCB shareholders in connection with the Merger will have a tax basis in the hands of each such shareholder equal to his or her tax basis in the shares of RCB Common Stock exchanged therefor, reduced by the amount of cash received and increased by the amount of gain recognized in the exchange.

         e. The holding period of the RCB shareholders in the shares of Popular, Inc. Common Stock received in connection with the Merger will include the period during which they held their shares of RCB Common Stock exchanged therefor.


Except as provided above, RCB shareholders that exchange RCB Common Stock solely for cash will recognize the total amount of gain realized in the exchange.


         No assurance can be given that the Ruling Request will be granted by the Puerto Rico Department of the Treasury. If the Ruling Request is granted, it will be subject to the fulfillment of various representations made, such as that the shareholders of RCB receive RCB Common Stock representing in value at least 50% of the value of all the outstanding stock of RCB on the date the reorganization takes place. If the Ruling Request were to be denied by the Puerto Rico Department of the Treasury, among other consequences, the Merger may fail to qualify as a tax-free reorganization under Puerto Rico income tax laws. If the Merger fails to qualify as a tax-free reorganization, a shareholder of RCB would recognize gain or loss for Puerto Rico tax purposes equal to the difference between the sum of the cash and the fair market value of the shares of Popular, Inc. Common Stock received and the basis of the shares of RCB Common Stock surrendered. Such gain or loss would be a capital gain or loss if the shares of RCB Common Stock were held as a capital asset. In addition, if the Merger fails to qualify as a tax-free reorganization, RCB would be subject to Puerto Rico income tax on any appreciation in the value of its assets.


         In addition to the above, the Puerto Rico Department of the Treasury has the prerogative of granting the rulings sought in the Ruling Request relating to the qualification of the transaction contemplated by the Merger Agreement as a tax-free reorganization but denying other related rulings requested in the Ruling Request.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of certain United States Federal income tax consequences of the conversion of RCB Common Stock pursuant to the Merger. The summary does not address the United States Federal income tax consequences of the Merger to individuals who hold RCB Common Stock who are bona fide residents of Puerto Rico during the entire taxable year in which the Merger occurs. Such holders should consult the discussion above under "-Puerto Rico Income Tax Consequences".


         The conversion of RCB Common Stock pursuant to the Merger generally will be a taxable transaction for United States Federal income tax purposes and may also be taxable under applicable state, local and other tax laws. In general, for United States Federal income tax purposes, a shareholder of RCB that is a U.S. Holder, as defined below, that exchanges RCB Common Stock for Popular, Inc. Common Stock or cash (or a combination thereof) will recognize gain or loss for United States Federal income tax purposes in an amount equal to the difference between the sum of the cash and fair market value of the shares of Popular, Inc. Common Stock received and the shareholder's basis in the shares of RCB Common Stock surrendered. Generally such gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for the shares of RCB Common Stock surrendered exceeds one year and the U.S. Holder holds such shares as a capital asset. For purposes of this discussion, a "U.S. Holder" is any beneficial owner of RCB Common Stock that is (i) a citizen or resident of the United States,
(ii) a corporation organized under the laws of the United States or any State or (iii) otherwise subject to United States Federal income taxation on a net income basis in respect of a share of RCB Common Stock, and a "Non-U.S. Holder" is any beneficial owner of RCB Common Stock that is not a United States person for United States Federal income tax purposes.


         A Non-U.S. Holder will generally not be subject to United States Federal income tax in respect of gain recognized on the conversion of RCB Common Stock pursuant to the Merger unless, in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for 183 or more days in the taxable year of the conversion and certain other conditions apply.

UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING


         The exchange of RCB Common Stock for Popular, Inc. Common Stock or cash pursuant to the Merger by a New York office of Banco Popular may be subject to both United States backup withholding at a 31% rate and information reporting unless the holder or beneficial owner certifies its non-United States status under penalties of perjury, provides his taxpayer identification number in the manner required by United States law and applicable regulations or otherwise establishes an exemption. United States information reporting and backup withholding generally will not apply to the exchange of RCB Common Stock for RCB Common Stock or cash pursuant to the Merger outside the United States.

                       CERTAIN INFORMATION REGARDING RCB

RCB MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1996

Net Income

         RCB reported net income of $317,000 for the first quarter of 1997, compared with $1.63 million for the first quarter of 1996. Earnings per common share ("EPS") for the quarter were $0.53 for 1997, compared with $2.72 for 1996, based on 600,000 average shares issued and outstanding. Accordingly, return on assets and return on equity for the first quarter of 1997 were 0.14% and 1.91%, compared with 0.77% and 9.95% in 1996, respectively.

         As discussed in further detail in the following paragraphs, the major reasons for the decrease of $1.3 million in net income in the first quarter of 1997 as compared to the same period for 1996 are (i) an increase in the provision for loan losses of $600,000, (ii) a reduction in the gain on trading activities of $406,000, (iii) the accrual of professional fees of $562,000 associated with the sale of RCB, and (iv) the accrual of an additional non-recurring $715,000 related to post-retirement compensation. An increase in net interest income of $812,000 offset the negative impact of the above-mentioned factors.

Net Interest Income

         Net interest income for the first quarter of 1997 reached $9.04 million, compared to $8.23 million in 1996. The improvement of $812,000 over the same quarter in 1996 is mainly due to an increase in average earning assets of $28.4 million. Average loans increased by $41.3 million ($359.5 million in the first quarter of 1997 compared with $318.2 million in the first quarter of
1996), while average investments decreased by $21.6 million (from $460.8 million in the first quarter of 1996 to $439.2 million in the first quarter of
1997). This shift in asset structure resulted in higher interest income since the average loan yield was 11.0% in the first quarter of 1997 while investments yielded only 6.56% (10.89% and 6.45%, respectively, in the first quarter of 1996).

         Out of the $41.3 million increase in loans, RCB increased its loans secured by real estate by $27.1 million (with an average yield of 9.63% for its first quarter 1997) and consumer loans by $19.6 million (yielding 13.67% for the first quarter of 1997), while commercial loans and credit lines (with an average yield of 9.75% for the first quarter of 1997) decreased by $5.0 million.

         Money market interest income increased from $369,000 for the first quarter of 1996 to $476,000 for the quarter ended March 31, 1997. As discussed in further detail in this report, in August 1996 the U.S. Congress repealed
Section 936 of the Internal Revenue Code. As a result of the possible repatriation of 936 funds to the mainland United States, RCB decided to maintain higher balances of these short term accounts. For this reason, average money market balances for the first quarter of 1997 increased by $9.4 million ($38.0 million in the first quarter of 1997 compared to $28.6 million in the first quarter of 1996).

         Interest income on investments remained at the same level for the first quarter of 1997 as in the first quarter of 1996 ($7.2 million in 1997 and $7.4 million in 1996). The yield on investments for the first quarter of 1997 improved to 6.56% (6.45% in 1996) as a result of maturing lower-yield investments. Average investment balances declined from $460.8 million in the first quarter of 1996 to $439.2 for the first quarter of 1997.

         On the liabilities side, average interest-bearing liabilities of RCB were $733.7 million for the three month period ended March 31, 1997 compared with $715.8 million for the same period of 1996.

         Average interest-bearing deposits decreased by $22.7 million, driven by a decrease of $25.2 million in 936 deposits, net of an increase in regular core deposits of $2.5 million. The average cost of interest-bearing deposits for the quarters ended March 31, 1997 and 1996 were 4.18% and 4.29% respectively. The average rate on savings accounts remained steady (3.34% for the first quarter of 1997 and 3.37% for 1996). NOW accounts reflected a decrease in cost of funds from 4.05% for the first quarter of 1996 to 3.95% in 1997. This reduction in cost of funds was partially offset by an increase in money market deposit costs, which rose from 3.57% in the first quarter of 1996 to 3.99% in 1997. The increase in the money market interest rate was due to a marketing strategy to attract this type of deposit for which RCB is well known in its market area.

         Average repurchase agreements and promissory notes increased to $162.8 million in the first quarter of 1997 from $122.3 million in the first quarter of 1996. This increase of $40.5 million in borrowings contributed to the increase in interest expense of $600,000 (from $1.5 million to $2.1 million in 1997). This increase was part of a strategy to acquire long-term funds at prudent levels before 936 funds would become scarce. The cost of funds also increased for this type of financing, from 4.91% for the first quarter of 1996 to 5.15% in 1997. This increase was mainly due to general conditions in the market associated with the anticipated scarcity of 936 funds.

         The net effect of the reduction in cost of interest-bearing deposits and the increase in cost of repurchase agreements and promissory notes resulted in similar cost for total interest-bearing liabilities for the two periods, 4.39% for 1997 and 4.40% in 1996. With a similar cost of funds, and better yielding assets, RCB was able to increase its net interest margin by 24 basis points, from 3.89% for the quarter ended March 31, 1996 to 4.13% for 1997.

         In August 1996, the U.S. Congress approved legislation that repealed
Section 936 of the Internal Revenue Code. The bill approved repealed the Qualified Possession Source Investment Income (QPSII) provision for taxable years beginning after December 31, 1995. As expected, RCB has experienced a reduction in the volume of 936 funds and their substitution by conventional higher-cost funds. Factors such as a higher rate charged on loans previously funded by 936 funds have helped mitigate the impact of the higher cost of funds. Also, some 936 corporations have chosen not to withdraw all their funds from financial institutions and have, instead, invested those funds at a longer term to reduce the tollgate taxes applicable upon repatriating those funds. As a result, the cost of those funds has remained below that of the U.S. or Eurodollar market. At March 31, 1997 RCB maintained $181.9 million in 936 funds, representing 23.5% of its liabilities, compared with $212.3 million, or 27.2%, at the same date in 1996.

Provision and Allowance for Loan Losses

         The provision for loan losses for the first quarter of 1997 totaled $1.2 million, or an increase of $600,000, when compared to the same quarter of 1996. Net charge-offs for the quarter ended March 31, 1997 reached $1.05 million, or 1.17% of average loans, compared with $426,000, or 0.54% of average loans, for the same quarter in 1996.

         Consumer loan net charge-offs increased $474,000, which represents 76% of the total increase in net charge-offs. Consumer loan net charge-offs totaled $942,000, or 2.78% of average consumer loans, for the quarter ended March 31, 1997, while commercial and real estate loan net charge-offs amounted to $129,000, representing 0.23% of the average commercial and real estate loans. For the same quarter last year, consumer loan net charge-offs represented 1.63% and commercial and real estate loan net recoveries reflected 0.05%, respectively, of their average portfolio. Most of the increase in net credit charge-offs in the consumer category is due to a higher number of bankruptcies in Puerto Rico during 1997.

         Non-performing assets as of March 31, 1997 totaled $11.6 million, or 1.32% of total average assets, compared with $12.5 million, or 1.48% of total average assets, at March 31, 1996. Non-performing loans totaled $9.6 million as of March 31, 1997 and $10.0 million at the same date last year.

         The allowance for loan losses at March 31, 1997 amounted to $5.9 million, representing 1.64% of total loans, compared with $5.4 million, or 1.66% of total loans, at the same date last year. Management considers that the allowance for loan loses is adequate to absorb potential write-offs of the loan portfolio based on the process established to assess its adequacy. This process incorporates portfolio risk characteristics, results of periodic credit reviews, prior loss experience and current and anticipated economic conditions.

         RCB's policy is to place commercial loans on non-accrual status if payments of principal or interest are delinquent 90 days, following the standard industry practice. Conventional mortgages and close-end consumer loans are also placed on non-accrual status if payments are delinquent 90 days. Close-end consumer loans are charged-off against the allowance when delinquent for 120 days. Open-end (revolving credit) consumer loans are charged-off when payments are delinquent 180 days. Certain loans which would be treated as non-accrual loans pursuant to the foregoing policy are treated as accruing loans if they are considered well-secured and in the process of collection.

Other Operating Income

         Other operating income, excluding securities and trading transactions, amounted to $1.3 million for the first quarter of 1997, compared with $1.5 million for the same quarter in 1996, a decrease of $249,000, or 16.6%. The main reason for the fluctuation is a decrease in overdraft charges of $333,100, mitigated by increased savings cycle charges of $91,000. Overdraft charges decreased because RCB changed its method of determinating customer available balance to a way more beneficial to the customer since the second half of 1996. Saving cycle charges increased as a result of a restructuring of RCB's savings products during the second half of 1996.

         RCB also experienced a net loss on its trading securities of $305,000 during the first quarter of 1997, while a net gain of $102,000 was obtained for the same period the year before.

Operating Expenses

         Operating expenses for the first quarter of 1997 were $8.5 million, compared with $7.5 million for the same quarter in 1996, an increase of $1.0 million principally related to professional fees and post retirement compensation expenses.

         During the second quarter of 1996, RCB experienced a significant reduction of its labor force as a result of a major reengineering of its operations. As a result of the reengineering, the number of full time equivalent employees decreased from 447 as of March 31, 1996 to 388 as of March 31, 1997. Expenses related to this reengineering were recorded mainly during the last three quarters of 1996.

         As a result of this reengineering, RCB's salary expense decreased by $193,000 during the quarter ended March 31, 1997 when compared with the same period in 1996 (from $2,393,000 in the first quarter of 1996 to $2,200,000 in the first quarter of 1997), or an 8.0% reduction. On the other hand, the "Other fringe benefits" expense did not decrease because during the first quarter of 1997 RCB had $985,000 in post-retirement compensation expenses, including a non-recurring expense of $715,000.

         Another significant category of other expenses was professional fees, which amounted to $849,000 for the first quarter of 1997, an increase of $265,000 over the previous year. The main reason for the increase is the use of outside consultants related to the proposed merger with Banco Popular.

         The "Other operating expenses" category amounted to $1.34 million for the first quarter of 1997, or $190,000 more than the $1.15 million for the first quarter of the preceding year. The increase includes $101,000 related to expenses associated with the proposed merger with Banco Popular.

         The lack of a provision for income taxes for the three-month period ended March 31, 1997 is the result of low pre-tax earnings and RCB's substantial level of tax-exempt income.

         Other expense categories in 1997 remained at similar levels as in 1996.

Balance Sheet Comments

         Total assets as of March 31, 1997 were $847.8 million, compared with $888.4 million as of December 31, 1996, a decrease of $40.6 million, or 4.57%. For the first quarter of 1997 and for the year ended December 31, 1996, average assets remained at the same level of $875 million.

         Earning assets at March 31, 1997 amounted to $805 million, compared with $841 million as of December 31, 1996, or a $36 million decrease. The decrease was a result of the use of investments proceeds to repay 936 deposits that were not renewed.

         At March 31, 1997, money market investments amounted to $45 million, compared to $33 million at December 31, 1996. Investment securities as of March 31, 1997 totaled $407 million, compared with $459 million as of December 31, 1996. These figures include $219 million in available for sale securities as of March 31, 1997, and $256 million at December 31, 1996.

         Total deposits decreased by $54 million, from $656 million at December 31, 1996 to $602 million at March 31, 1997, mainly as the result of the maturities of $50 million of 936 certificates of deposit.

         Borrowings, represented by repurchase agreements and promissory notes, amounted to $172 million as of March 31, 1997, and $157 million as of December 31, 1996. The increase of $15 million was due to a short-term repurchase agreement maturing on April 2, 1997. Out of these funds, $147 million were 936 funds at both March 31, 1997 and December 31, 1996.

         Shareholders' equity totaled $65.6 million as of March 31, 1997, compared to $66.5 million as of December 31, 1996. The fluctuation in this account is the net effect of a decrease in the net unrealized gain on securities by $1.2 million (from an unrealized gain of $370,000 at December 31, 1996 to an unrealized loss of $797,000 as of March 31, 1997) offset by the net income for the quarter totaling $317,000.

         For RCB management's discussion and analysis of financial condition and results of operations for 1994, 1995 and 1996, see the Prospectus/Proxy Statement.

                     DESCRIPTION OF POPULAR'S CAPITAL STOCK

         See "SUMMARY--Recent Developments" in this Supplement and "DESCRIPTION OF BANPONCE'S CAPITAL STOCK" in the Prospectus/Proxy Statement.

                           SUPERVISION AND REGULATION

         See "SUPERVISION AND REGULATION" in the Prospectus/Proxy Statement.

                                    EXPERTS

         The consolidated financial statements of Popular, Inc. incorporated by reference to the 1996 Form 10-K, which have been audited by Price Waterhouse, independent accountants, to the extent and for the periods indicated in their report thereon, have been so incorporated in reliance on the report of Price Waterhouse, given on the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of RCB included in the Prospectus/Proxy Statement, which have been audited by Price Waterhouse, independent accountants, to the extent and for the periods indicated in their report thereon, have been so included in reliance on the report of Price Waterhouse, given on the authority of said firm as experts in accounting and auditing.

APPENDIX: FIRST QUARTER 1997 FINANCIAL INFORMATION FOR RCB

                              ROIG COMMERCIAL BANK
                             STATEMENT OF CONDITION

                                                                            31-MAR-97      31-DEC-96
                                                                          ---------------------------
                                 Assets
Cash and due from banks                                                   $ 14,667,528   $ 18,652,734
                                                                          ---------------------------
Money market investments:
   Securities purchased under agreements to resell                          43,209,409     31,700,000
   Time deposits with other banks                                            1,510,000      1,510,000
                                                                          ---------------------------
                                                                            44,719,409     33,210,000
                                                                          ---------------------------
Investment securities available-for-sale, at market value:
   US Treasury securities                                                  119,249,466    120,192,969
   Obligations of US Government and political subdivisions                  86,199,692    121,790,761
   Other securities                                                         13,877,190     14,090,942
                                                                          ---------------------------
                                                                           219,326,348    256,074,672
                                                                          ---------------------------
Investment securities held-to-maturity, at market value:
   US Treasury securities                                                   40,002,504     40,003,271
   Obligations of US Government and political subdivisions                 130,000,957    142,875,816
   Obligations of Puerto Rico Government agencies and instrumentalities      8,854,218      8,919,672
   Mortgage-backed securities                                                1,103,448      1,206,661
   Other securities                                                          5,518,188      7,525,610
                                                                          ---------------------------
                                                                           185,479,315    200,531,030
                                                                          ---------------------------
Investment in Federal Home Loan Bank stock, at redemption value              2,470,400      2,470,400
                                                                          ---------------------------
Loans                                                                      397,230,233    393,322,796
   Less:
     Unearned income                                                        37,940,517     38,465,667
     Allowance for loan losses                                               5,888,935      5,742,153
                                                                          ---------------------------
                                                                           353,400,781    349,114,976
                                                                          ---------------------------
Bank premises and equipment                                                 12,098,931     12,033,057
Customers' liability on letters of credit and guarantee                        114,539        133,396
Accrued interest receivable                                                  6,483,257      6,687,448
Other assets                                                                 9,097,389      9,535,645
                                                                          ---------------------------
                                                                          $847,857,897   $888,443,358
                                                                          ===========================
                        Liabilities and Capital
Liabilities:
   Deposits                                                               $602,382,404   $656,291,063
   Securities sold under agreements to repurchase                           62,530,000     47,850,000
   Notes Payable                                                           109,000,000    109,000,000
   Letter of credit and guarantee outstanding                                  114,539        133,396
   Accrued interest payable                                                  2,924,807      3,348,914
   Other accrued expenses                                                    5,263,648      3,976,965
   Dividends payable                                                                 -      1,350,000
                                                                          ---------------------------
                                                                           782,215,398    821,950,338
                                                                          ---------------------------
Capital:
   Common stock                                                              6,000,000      6,000,000
   Surplus                                                                  40,000,000     40,000,000
   Undivided profits                                                        20,439,728     20,123,216
   Net unrealized (loss) gain on securities available for sale                (797,229)       369,804
                                                                          ---------------------------
                                                                            65,642,499     66,493,020
                                                                          ---------------------------
                                                                          $847,857,897   $888,443,358
                                                                          ===========================

                              ROIG COMMERCIAL BANK
                            STATEMENT OF CASH FLOWS

                                                                             FOR THE QUARTER ENDED
                                                                                    MARCH 31,
                                                                           --------------------------
                                                                               1997           1996
                                                                           --------------------------
Cash flows from operating activities:
  Net Income                                                               $   316,510    $ 1,630,807
                                                                           --------------------------
  Adjustments to reconcile net income
  to net cash provided by operating activities:
    Depreciation and amortization                                              416,787        542,356
    Provision for loan losses                                                1,200,000        600,000
    Amortization of deferred loan fees and cost                               (208,869)      (191,701)
    Amortization of premium and discounts on securities                        119,159        109,005
    Decrease in interest receivable                                            204,191        531,289
    Decrease in other assets                                                   438,256         83,613
    Increase in other liabilities                                              862,576        346,110
                                                                           --------------------------
                           Total adjustments                                 3,032,100      2,020,673
                                                                           --------------------------
               Net cash provided by operating activities                     3,348,610      3,651,480
                                                                           --------------------------
Cash flows from investing activities:
  Net increase in money market investments                                 (11,509,409)   (10,800,000)
  Proceeds from maturity and redemption of investments
    securities available-for-sale                                          105,537,155     11,006,639
  Purchase of investment securities available-for-sale                     (70,000,000)   (15,361,201)
  Proceeds from maturity and redemption of investments
    securities held-to-maturity                                             14,976,695     52,411,718
  Purchase of investments securities held-to-maturity                             -       (65,707,809)
  Net increase in loans                                                     (5,276,936)   (17,371,913)
  Acquisition of bank premises and equipment                                  (482,661)      (543,827)
                                                                           --------------------------
                 Net cash used in investing activities                      33,244,845    (46,366,393)
                                                                           --------------------------
Cash flows from financing activities:
  Net (decrease) increase in demand and savings deposits                    (4,289,951)     3,815,406
  Net (decrease) increase in time deposits                                 (49,618,709)     2,533,385
  Increase in securities sold under agreements to repurchase                14,680,000     35,281,941
  Dividends paid                                                            (1,350,000)    (1,200,000)
                                                                           --------------------------
               Net cash provided by financing activities                   (40,578,660)    40,430,732
                                                                           --------------------------
Net increase (decrease) in cash and due from banks                          (3,985,206)    (2,284,181)
Cash and due from banks at beginning of year                                18,652,734     18,282,700
                                                                           --------------------------
Cash and due from banks at end of period                                   $14,667,528    $15,998,519
                                                                           ==========================
                                                                                           15,998,519

                              ROIG COMMERCIAL BANK
                              STATEMENT OF INCOME

                                                                              FOR THE THREE MONTHS
                                                                                 ENDED MARCH 31,
                                                                            -------------------------
                                                                               1997           1996
                                                                            -------------------------
Interest income:-
  Interest and fees on loans                                                $9,890,685     $8,665,873
  Money market investments                                                     476,380        369,313
  U.S. Treasury and Government obligations                                   2,238,247      2,892,614
  States and U.S. Government political
    subdivisions obligations                                                 3,892,699      3,411,690
  Puerto Rico Government and political
    subdivisions obligations                                                   170,686        180,813
  Other securities                                                             360,718        570,970
  Trading account                                                               69,647         10,096
                                                                            -------------------------
                                                                            17,099,062     16,101,369
  Less - Interest expense                                                    8,057,840      7,872,393
                                                                            -------------------------
Net interest income                                                          9,041,222      8,228,976
Provision for loan losses                                                    1,200,000        600,000
                                                                            -------------------------
Net interest income after provision
    for loan losses                                                          7,841,222      7,628,976
  (Loss) gain on trading securities                                           (304,328)       102,169
  Sevice charges on deposits                                                   917,622      1,137,121
  Other                                                                        357,359        386,723
                                                                            -------------------------
                                                                             8,811,875      9,254,989
                                                                            -------------------------
Operating expenses:-
  Personnel costs:
    Salaries                                                                 2,200,510      2,392,684
    Payroll taxes                                                              270,632        287,445
    Other fringe benefits                                                    1,576,973        893,596
  Net occupancy expenses                                                       701,729        691,449
  Equipment rentals and other expenses                                         645,147        635,732
  Taxes other than income                                                      299,509        308,654
  FDIC insurance                                                                20,102            500
  Professional fees                                                            848,868        584,180
  Advertising and promotion                                                    261,550        287,325
  Communication                                                                333,756        305,845
  Other operating expenses                                                   1,336,589      1,150,940
                                                                            -------------------------
                                                                             8,495,365      7,538,350
                                                                            -------------------------

Income before income tax                                                       316,510      1,716,639
Income tax                                                                        -            85,832
                                                                            -------------------------
Net income                                                                  $  316,510     $1,630,807
                                                                            =========================

Earnings per common share                                                   $     0.53     $     2.72
                                                                            =========================

                                   PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                           Popular, Inc. is a Puerto Rico corporation.

                           Article ELEVENTH of the Restated Certificate of
                  Incorporation of Popular, Inc. provides the following:


                                    (1) The Corporation shall indemnify any
                           person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the written request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                                    (2) The Corporation shall indemnify any
                           person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the written request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

                                    (3) To the extent that a director, officer,
                           employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraph 1 or 2 of this Article ELEVENTH, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                                    (4) Any indemnification under paragraph 1
                           or 2 of this Article ELEVENTH (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth therein. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or
                           (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the shareholders.

                                    (5) Expenses incurred in defending a civil
                           or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall untimely be determined that he is entitled to be indemnified by the Corporation as authorized in this Article ELEVENTH.

                                    (6) The indemnification provided by this
                           Article ELEVENTH shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any statute, by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

                                    (7) By action of its Board of Directors,
                           notwithstanding any interest of the directors in the action, the Corporation may purchase and maintain insurance, in such amounts as the Board of Directors deems appropriate, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the written request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or would be required to indemnify him against such liability under the provisions of this Article ELEVENTH or of the General Corporation Law of the Commonwealth of Puerto Rico or of any other state of the United States or foreign country as may be applicable.

ITEM 21.          EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


(2)      -- Agreement and Plan of Merger.*

(3)(i)   -- Articles of Incorporation of Popular, Inc. (incorporated by reference to Exhibit (4)(a) of Registration Statement No. 333-26941)

(3)(ii)  -- Bylaws of Popular, Inc. (incorporated by reference to Exhibit 4.1 of Registration Statement No. 33-39028)

(4)(a)   -- Form of certificate for common stock. (incorporated by reference to
            Exhibit 4.1 of Popular, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1990 (the "1990 Form 10-K"))

(4)(b)   -- Certificates of Resolutions of the Board of Directors of Popular,
            Inc. dated August 11, 1988 creating a series of Preferred Stock of Popular, Inc. designated as Series A Participating Cumulative Preferred Stock Purchase rights and the designation and amount of such series, the voting power preferences, and relative, participating,
            optional, or other special rights of the shares of such
            series, and the qualifications, limitations or restrictions thereof. Rights Agreement dated as of August 11, 1988 by and between Popular, Inc. and Manufacturers Hanover Trust Company regarding the issuance of certain Rights to Popular, Inc.'s shareholders. (incorporated by reference to Exhibit 4.3 of Registration Statement No. 33-39028)
(4)(c)   -- Amendment to Rights Agreement dated as of December 11, 1990.
            (incorporated by reference to Exhibit 4.4 of Registration Statement
             No. 33-39028)
(4)(d)   -- Indenture, dated as of October 1, 1991, as amended, among Popular,
            Inc. Financial Corp., Popular, Inc. and The First National Bank of Chicago, relating to the debt securities of Popular, Inc. Financial Corp. guaranteed by Popular, Inc. (incorporated by reference to
            Exhibit 4(c) to Registration Statement No. 33-41686 and to Exhibit 4(a) on Form 8-K filed on February 28, 1995)
(4)(e)   -- Form of medium-term fixed rate note of Popular, Inc. Financial
            Corp. guaranteed by Popular, Inc. (incorporated by reference to
            Exhibit 2 on Form 8-K filed on October 8, 1991)
(4)(f)   -- Form of medium-term floating rate note of Popular, Inc. Financial
            Corp. guaranteed by Popular, Inc. (incorporated by reference to
            Exhibit 3 on Form 8-K filed on October 8, 1991)
(4)(g)   -- Form of Certificate of 8.35% Non-cumulative Monthly Income
            Preferred Stock, 1994 Series A (Liquidation Preference $25.00 per share). (incorporated by reference to Exhibit 4.7 of the 1994 Form 10-K)
(4)(h)   -- Subordinated indenture of Popular, Inc., dated November 30, 1995, between Popular, Inc. and The First National Bank of Chicago, as trustee. (incorporated by reference to Exhibit 4(e) on Form 8-K filed on December 13, 1995)
(4)(i)   -- Form of subordinated note of Popular, Inc. (incorporated by reference to Exhibit 4(p) on Form 8-K filed on December 13, 1995)
(4)(j)   -- Indenture, dated as of February 15, 1995, between Popular, Inc. and
            The First National Bank of Chicago, as trustee. (incorporated by reference to Exhibit 4(c) on Form 8-K filed on April 13, 1995)
(4)(k)   -- Form of medium-term fixed rate note of Popular, Inc. (incorporated by reference to Exhibit 4(a) on Form 8-K filed on April 13, 1995)
(4)(l)   -- Form of medium-term floating rate note of Popular, Inc.
            (incorporated by reference to Exhibit 4(b) on Form 8-K filed on April 13, 1995)
(5)      -- Opinion of Brunilda Santos de Alvarez, Esq.*
(8)(a)   -- Opinion of McConnell Valdes as to certain Puerto Rico income tax matters.*
(8)(b)   -- Opinion of Sullivan & Cromwell as to certain U.S. income tax matters.*
(10)     -- Shareholder Agreement.*
(23)(a)  -- Consent of Price Waterhouse.*
(23)(b)  -- Consent of Price Waterhouse.*
(23)(c)  -- Consent of Brunilda Santos de Alvarez, Esq. (included in Exhibit
            (5))
(23)(d)  -- Consent of McConnell Valdes. (included in Exhibit (8)(a))
(23)(e)  -- Consent of Sullivan & Cromwell. (included in Exhibit (8)(b))
(23)(f)  -- Consent of Alex Sheshunoff & Co. Investment Banking*
(23)(g)  -- Consent of Price Waterhouse
(23)(h)  -- Consent of Price Waterhouse
(24)     -- Powers of Attorney.*
(27)     -- Financial Data Schedule.*
(99)(a)  -- Opinion of Alex Sheshunoff & Co. Investment Banking.*
(99)(b)  -- Form of Proxy for RCB Common Stock*
(99)(c)  -- Election Form and Letter of Transmittal


* Previously filed.

ITEM 22.          UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

                  (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
         Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrants pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and then offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (d) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 20 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification by the Registrant against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Juan, Commonwealth of Puerto Rico, on the 10th day of June, 1997.

                                       POPULAR, INC.

                                       (Registrant)

                                       By: /s/ Richard L. Carrion
                                           ---------------------------------
                                       Name: Richard L. Carrion
                                       Title: Chairman, President and
                                                 Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                        Title                                             Date
---------                                        -----                                             ----
           /s/  Richard L. Carrion             Chairman, President and Chief                   June 10, 1997
-----------------------------------------      Executive Officer (Chief Executive Officer)
                Richard L. Carrion


          /s/   Alfonso F. Ballester           Director                                        June 10, 1997
-----------------------------------------
                Alfonso F. Ballester

          /s/   Juan J. Bermudez               Director                                        June 10, 1997
-----------------------------------------
                Juan J. Bermudez

          /s/   Francisco J. Carreras          Director                                        June 10, 1997
-----------------------------------------
                Francisco J. Carreras

          /s/   David H. Chafey, Jr.           Senior Executive Vice President                 June 10, 1997
-----------------------------------------      and Director
                David H. Chafey, Jr.

          /s/   Luis E. Dubon, Jr.             Director                                        June 10, 1997
-----------------------------------------
                Luis E. Dubon, Jr.

          /s/   Antonio Luis Ferre             Director                                        June 10, 1997
-----------------------------------------
                Antonio Luis Ferre

Signature                                                 Title                                  Date
---------                                                 -----                                  -----
              /s/  Hector R. Gonzalez                     Director                               June 10, 1997
 --------------------------------------------------
                   Hector R. Gonzalez

              /s/  Jorge A. Junquera                      Senior Executive Vice President        June 10, 1997
 --------------------------------------------------       (Chief Financial Officer)
                   Jorge A. Junquera

             /s/   Manual Morales, Jr.                    Director                               June 10, 1997
 --------------------------------------------------
                   Manuel Morales, Jr.

                           *                              Director
---------------------------------------------------
                   Alberto M. Paracchini

              /s/  Francisco M. Rexach, Jr.               Director                               June 10, 1997
---------------------------------------------------
                   Francisco M. Rexach, Jr.

              /s/  Felix J. Serralles Nevares             Director                               June 10, 1997
---------------------------------------------------
                   Felix J. Serralles Nevares

              /s/  Salustiano Alvarez                     Director                               June 10, 1997
---------------------------------------------------
                   Salustiano Alvarez

              /s/  Julio E. Vizcarrondo, Jr.              Director                               June 10, 1997
---------------------------------------------------
                    Julio E. Vizcarrondo, Jr.


              /s/   Amilcar Jordan                        Senior Vice President                  June 10, 1997
---------------------------------------------------       (Principal Accounting Officer)
                    Amilcar Jordan


*By  Richard L. Carrion, Attorney-in-Fact

          /s/ Richard L. Carrion                                                                 June 10, 1997
---------------------------------------------------